Exhibit 2.1

DATED 7 JANUARY 2021

(1) PERKINELMER, INC.

-and-

(2) PERKINELMER (UK) HOLDINGS LIMITED

-and-

(3) OXFORD IMMUNOTEC GLOBAL PLC

IMPLEMENTATION AGREEMENT

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

and

Hogan Lovells International LLP
Atlantic House
Holborn Viaduct
London EC1A 2FG

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	CASH CONSIDERATIOn	19
3.	INDICATIVE TIMETABLE	19
4.	CLOSING EFFORTS AND NOTICES; CLEARANCES	20
5.	IMPLEMENTATION OF THE ACQUISITION	22
6.	DOCUMENTATION, INFORMATION AND UNDERTAKINGS	26
7.	COMPANY SHARE PLANS	30
8.	ANNOUNCEMENT	30
9.	CONDITIONS	30
10.	CONDUCT PENDING COMPLETION OF THE ACQUISITION	32
11.	REPRESENTATIONS AND WARRANTIES	41
12.	TERMINATION	66
13.	COMPENSATORY PAYMENT	68
14.	FEES, COSTS, PAYMENTS AND TRANSFER TAXES	70
15.	REMEDIES AND WAIVERS	71
16.	INVALIDITY	71
17.	NOTICES	71
18.	ENTIRE AGREEMENT; SEVERANCE	73
19.	GENERAL; NO THIRD PARTY RIGHTS	74
20.	GOVERNING LAW	74
21.	AGENTS FOR SERVICE OF PROCESS	74
22.	OBLIGATIONS OF BIDCO	75
23.	NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES	75

Schedule I	Irrevocable Undertakings

Schedule II	Announcement

Schedule III	Indicative Timetable

Schedule IV	Company Share Plans

Schedule V	Specified Product Candidate

Schedule VI	Knowledge Matters

Schedule 4.3	Certain Clearances

Schedule 4.7(a)	Third Party Notices

Schedule 4.7(b)	Third Party Consents

Schedule 6.4	Indemnification Agreements

Company Disclosure Letter

THIS AGREEMENT (the “Agreement”) is made on 7 January 2021

AMONG:

1.	PerkinElmer, Inc., a Massachusetts corporation (“Bidder”);

2.	PerkinElmer (UK) Holdings Limited, a private limited company incorporated in England and Wales (“Bidco” and together with Bidder, the “Acquirers”); and

3.	Oxford Immunotec Global Plc, a public limited company incorporated in England and Wales (the “Company”).

WHEREAS:

A.	The parties each desire to effect the Acquisition of the Company by Bidco on the terms and subject to the conditions set forth herein.

B.
The Company Directors have unanimously determined that the Acquisition and the other transactions contemplated by this Agreement are in the best interest of the Company and the Company Shareholders and declared it advisable to recommend the Acquisition to the Company Shareholders.

C.
The parties have agreed that the Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Act, although Bidder may, in the circumstances and subject to the conditions set out in this Agreement, elect to implement the Acquisition by means of a Takeover Offer.

D.	The Scheme will result in Bidco acquiring the entire issued and to be issued share capital of the Company (other than the Excluded Shares).

E.	The parties have agreed to take certain steps to implement the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

F.
Concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of Bidder and Bidco to enter into this Agreement, each of the Company Directors and the Company’s named executive officers, each of whom are listed in Schedule I, have entered into Irrevocable Undertakings, in favour of Bidder and Bidco, agreeing, among other things, to support the transactions contemplated by this Agreement and certain other matters set forth therein (collectively, the “Irrevocable Undertakings”).

IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, its recitals and Schedules, each of the following expressions shall have the following meaning:

“2008 Share Incentive Plan” means the Company’s Amended and Restated 2008 Stock Incentive Plan;

“2013 Share Incentive Plan” means the Company’s 2013 Share Incentive Plan;

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (a) contains provisions that are substantially similar to and not less favourable to the Company than those contained in the Confidentiality Agreement and (b) does not prohibit the Company from complying with its obligations under this Agreement, including by providing any information to Bidder and/or Bidco or their respective Representatives in accordance with Clause 10; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions;

“Acquisition” means the acquisition by Bidder and/or Bidco of the entire issued and to be issued share capital of the Company (other than the Excluded Shares) for the Consideration, to be effected in accordance with this Agreement by means of the Scheme or, in the event that Bidder elects to proceed with such acquisition by way of a Takeover Offer in accordance with the terms of this Agreement, a Takeover Offer;

“Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Bidder or Bidco) relating to (a) any direct or indirect acquisition or purchase (including by way of a sale, lease, exchange, transfer, exclusive license or other disposition), in a single transaction or a series of related transactions, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), of (i) 15% or more of the total consolidated assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, or (ii) shares representing 15% or more of the equity securities of the Company, (b) any takeover offer, exchange offer, tender offer, merger, consolidation, business combination, reorganisation, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving the Company, other than, in each case, the Acquisition, or (c) any combination of the foregoing;

“Act” means the UK Companies Act 2006 (including the schedules thereto);

“Action” means any legal, arbitral, administrative, regulatory or other action, charge, suit, mediation, complaint, litigation, audit or proceeding;

“Action of Divestiture” has the meaning given to it in Clause 4.8.7;

“Advisers” means in relation to the Acquirers, WilmerHale and Hogan Lovells and, in relation to the Company, Covington, including (unless the context requires otherwise) partners in and directors, members and employees of such advisers;

“Affiliate” means with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

“Agent” has the meaning given to it in Clause 21.1;

“Agreed Form” means in relation to any document, such document in the terms agreed among the parties as at the date of this Agreement or as may be so agreed in writing by them after the date of this Agreement, subject to any further changes as the parties may mutually agree in writing from time to time;

“Announcement” means the press announcement of an intention to proceed with the Acquisition, in Agreed Form as set out in Schedule II;

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Anti-Kickback Act of 1986, the UK Bribery Act of 2012, the Anti-Bribery Laws of the People’s Republic of China and the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company or any subsidiary has conducted its business, and the related legislation, regulations and published interpretations thereunder;

“Articles” means the articles of association of the Company;

“Awards” means any grant of Company Shares or the right to receive, subscribe for or otherwise acquire one or more Company Shares under a Company Share Plan, including any award or grant of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units or other Share Based Awards, in each case, as defined in the Company Share Plan under which such Company Shares or rights were granted;

“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other cash, equity or equity-based incentive, commission, pension, retirement, termination, severance, deferred compensation, health, welfare, paid time-off, compensation, benefit or similar plan, scheme, program, policy, agreement or arrangement (whether employment-related or otherwise) that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has any Liability, without regard to whether participation in, or contribution to, such plan, scheme, program, policy, agreement or arrangement is required by Law;

“Bidder Information” has the meaning given to it in Clause 6.3;

“Bidder Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, prevents or would materially impede or impair Bidder’s ability to consummate the Acquisition;

“Bidder Offer Documents” has the meaning given to it in Clause 6.7(a);

“Business Day” means a day (other than Saturday, Sunday or a public holiday) on which banks in the City of London and New York City are open for business generally;

“Cash Consideration” has the meaning given to it in Clause 2.1;

“Change” means any event, circumstance, change, occurrence or effect;

“Circular” means the circular to be issued by the Company to the Company Shareholders setting out, among other things, the terms and conditions of the Acquisition and the notice of the Court Meeting and the General Meeting, which also constitutes a proxy statement prepared in accordance with Section 14(a) of the Exchange Act and the applicable related rules and regulations of the SEC;

“Clearances” means the expiration of any waiting period (and any extension thereof) applicable to the Acquisition, or any other clearance, approval or consent that is required, in each case under any applicable Competition Law as is required for the Acquisition to be deemed to cleared, approved or consented to under such applicable Competition Law;

“Code” means the City Code on Takeovers and Mergers (including the General Principles therein and the Appendices thereto), as from time to time amended;

“Companies Act” means the UK Companies Act 2006;

“Company Adverse Change Recommendation” has the meaning given to it in Clause 10.3.1(a);

“Company Board” means the board of directors of the Company from time to time;

“Company Board Recommendation” means the unanimous recommendation of the Company Directors to the Company Shareholders to vote in favour of the Resolutions at the Court Meeting and the General Meeting (or, in the Announcement, the statement of their intention to make such recommendation);

“Company Certifications” has the meaning given to it in Clause 11.1.10(a);

“Company Directors” means the members of the board of directors of the Company from time to time;

“Company Disclosure Letter” has the meaning given to it in Clause 11.1;

“Company Financial Adviser” means Perella or any other independent financial adviser engaged by the Company;

“Company Group” means the Company and its subsidiaries and subsidiary undertakings from time to time;

“Company Intellectual Property Rights” means any and all Intellectual Property Rights (a) owned or purported to be owned by the Company or any of its Affiliates or (b) licensed, or for which rights are otherwise granted or held for use, to the Company or any of its Affiliates by a third party, including the Licensed Intellectual Property Rights, the Owned Intellectual Property Rights, the Licensed Registered IP and the Owned Registered IP;

“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, capitalisation, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than any Change (I) arising before or on the date of this Agreement relating to the COVID-19 pandemic in and of itself, as well as any actions taken by the Company in response to the COVID-19 pandemic prior to the date of this Agreement, (II) arising after the date of this Agreement to the extent taken as a reasonable good faith response to the COVID-19 pandemic, or (III) in the case of any other such Changes, arising after the date of this Agreement, in each case to the extent resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in any of the industries in which the Company or its subsidiaries operate, (iii) natural disasters, epidemics, pandemics or calamities (including the COVID-19 pandemic and any COVID-19 Measures taken in response thereto), (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (v) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining the occurrence of a Company Material Adverse Effect), (vi) any outbreak or escalation of armed hostilities, any acts of war or terrorism, (vii) the announcement of this Agreement and the transactions contemplated hereby, and (viii) any decision by the FDA or other Health Authority with respect to (A) the Product candidate listed on Schedule V hereto, (B) any currently pending preclinical or clinical studies in respect of such Product candidate, or (C) with respect to any regulatory application or filing for approval or marketing authorization with respect to such Product candidate; provided that any Change otherwise excluded by any of the foregoing clauses (i), (ii), (iii), (iv) or (vi) shall be taken into account in determining the occurrence of a Company Material Adverse Effect to the extent disproportionately impacting the Company and its subsidiaries, taken as whole, relative to other persons operating similarly situated businesses and companies (including with respect to product lines) in the industries or markets in which the Company and its subsidiaries operate; or (b) the ability of the Company to perform its obligations under this Agreement or consummate the Acquisition or any of the other transactions contemplated hereby.  For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect;

“Company SEC Documents” has the meaning given to it in Clause 11.1.10(a);

“Company Securities” has the meaning given to it in Clause 11.1.9(d);

“Company Share Plans” means the 2008 Share Incentive Plan and the 2013 Share Incentive Plan;

“Company Shareholders” means holders of the Company Shares from time to time;

“Company Shares” means ordinary shares of the Company with a par value of GBP 0.006705 each;

“Compensatory Payment” has the meaning given to it in Clause 13.2;

“Competition Law” means any Law designed or intended to prohibit, restrict or regulate mergers or acquisitions having the purpose or effect of monopolisation, restraint of trade or lessening of competition;

“Conditions” means the conditions to completion of the Acquisition set out in Clause 9 of this Agreement;

“Confidentiality Agreement” means the confidentiality agreement entered into by Bidder and the Company on November 23, 2020;

“Consideration” means USD $22.00 in cash for each Company Share (other than the Excluded Shares);

“Contract” means with respect to any person, any contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, express or implied, to which such person is a party or by which such person or such person’s properties or assets are or purport to be bound;

“Court” means the High Court of Justice in England and Wales;

“Court Hearing” means the hearing by the Court of the petition to sanction the Scheme (and to grant the Court Order);

“Court Meeting” means the meeting of Company Shareholders (and any adjournment, postponement or reconvention thereof) to be convened by order of the Court pursuant to section 896 of the Act in order for the Company Shareholders to consider, and if thought fit approve, the Scheme;

“Court Order” means the order of the Court sanctioning the Scheme under section 899 of the Act;

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure or sequester, in each case to the extent required by any Governmental Authority in response to the COVID-19 pandemic;

“Covington” means Covington & Burling LLP;

“D&O Indemnified Parties” has the meaning given to it in Clause 6.4.1(a);

“Data Related Vendors” has the meaning given to it in Clause 11.1.25(f);

“Data Room” means the “Intralinks, Falcon” virtual data room (an index of which, as at 17:00 on January 5, 2021, is attached to the Company Disclosure Letter);

“Determination Notice” has the meaning given to it in Clause 10.3.2(c);

“Effective Date” means the date upon which:

(a) the Scheme becomes effective in accordance with its terms; or

(b) if Bidder elects in accordance with the terms of this Agreement to implement the Acquisition by way of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional in all respects;

“Employees” means the employees (including executive directors) of the Company or any of its subsidiaries;

“Environmental Law” means any Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permit” means any Permit that is (a) held by the Company or any subsidiary or (b) required by a Governmental Authority, in each case ((a) and (b)) under any Environmental Law and necessary for the operation of the business of the Company Group;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974;

“EUA” has the meaning given to it in Clause 11.1.14(a);

“Exchange Act” means the U.S. Securities Exchange Act of 1934;

“Excluded Shares” means (a) any Company Shares legally or beneficially held by Bidder or any of its subsidiaries, and (b) any Treasury Shares;

“FDA” means the U.S. Food and Drug Administration;

“FDCA” has the meaning given to it in Clause 11.1.14(a);

“Financial Adviser” means in relation to Bidder, Guggenheim Securities, LLC (“Guggenheim”) and, in relation to the Company, Perella Weinberg UK Limited (“Perella”), including (unless the context otherwise requires) directors, officers and employees thereof;

“GAAP” has the meaning given to it in Clause 11.1.10(b);

“General Meeting” means the general meeting of the Company Shareholders (including any adjournment, postponement or reconvention thereof) to be convened in connection with the Scheme in order for the Company Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Acquisition, notice of which is to be set out in the Circular;

“Governmental Authority” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature acting under the authority of the federal or any state, local or foreign government, including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit or body and any court, arbitrator or other tribunal, and, for clarity, any organisation accredited by a member state of the European Union to carry out certain tasks in connection with assessment procedures relating to a determination if a product to be placed on the market meets certain preordained standards;

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law, including any pollutant, contaminant, pesticides, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive or toxic material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste;

“Health Authority” means the Governmental Authorities which administer Health Laws including the FDA, the European Medicines Agency (EMA) and other equivalent agencies in any jurisdiction;

“Health Law” means any Law of any Governmental Authority (including multi-country organisations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products and devices (and drug-device combinations) by regulating the research, development, manufacturing, processing, importation, exportation, marketing, advertising, labelling, storage, pricing and distribution of these products, including applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorisation, manufacturing facilities compliance and approval, good manufacturing practices, labelling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports;

“HIPAA” means, collectively, the U.S. Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets as set forth at 45 CFR Parts 160 and 164;

“Hogan Lovells” means Hogan Lovells International LLP;

“Import and Export Control Laws” has the meaning given to it in Clause 11.1.13(d);

“Indebtedness” means any and all (a) indebtedness or other obligation for borrowed money, whether current or funded, secured or unsecured, including if evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums and penalties, if any, and accrued interest, breakage, charges, fees and expenses related thereto), (b) the face amounts of letters of credit, (c) cash overdrafts, (d) obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures Contracts, forward Contracts, options or other derivative instruments or arrangements, (e) obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, services, securities or assets with respect to which the Company Group is liable, primarily or secondarily, absolutely, contingently or otherwise, including all Company Group notes and “earn-out” or milestone payments, (f) any Liability secured by a Lien on the Company Group’s assets or properties, (g) capitalised lease obligations, and (h) outstanding guarantees of obligations of the type described in clauses (a) through (c) and (f) above;

“Indicative Timetable” means the indicative timetable set out in Schedule III;

“Intellectual Property Rights” means all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolised by any of the foregoing, (c) copyrights and copyrightable subject matter (“Copyrights”), (d) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (e) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (f) rights of publicity, privacy, and rights to personal information, (g) moral rights and rights of attribution and integrity, (h) domain names and social media accounts and handles, (i) all applications and registrations for the foregoing, and (j) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof;

“Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Intervening Event” means any material Change first occurring or arising after the date of this Agreement if and only if such event, development or change in circumstances was neither known by the Company Board or any of those individuals listed in clause (i) of the definition of “knowledge,” nor reasonably foreseeable by any of such persons, in each case as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (a) the receipt, existence or terms of an Acquisition Proposal or Superior Proposal (which matters shall be addressed by and subject to Clause 10.3.3); (b) Changes in and of themselves in the market price or trading volume of the Company Shares; or (c) the fact in and of itself that the Company meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided, further, that the exceptions in clauses (b) and (c) shall not exclude any Change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed, such projections, forecasts or predictions;

“Intervening Event Notice” has the meaning given to it in Clause 10.3.3;

“Irrevocable Undertakings” has the meaning given to it in the recitals to this Agreement;

“IT Assets” means computers, computer software, firmware, middleware, servers workstations, routers, hubs, switches, and all other information technology equipment owned by the Company or licensed or leased by the Company to conduct its business pursuant to any written agreement (excluding any public networks);

“knowledge” means with respect to the Company, any matter within the knowledge of any of Peter Wrighton-Smith, Matthew McLaughlin, Janet Kidd or, solely for the purposes of Clause 11.1.10 (SEC Filings; Financial Statements), Richard Malabre, and with respect to the Acquirers, any matter within the knowledge of Joel Goldberg.  In the case of the Company, such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such individual has actual knowledge of such fact, circumstance, event or other matter, or (b) such fact, circumstance, event or other matter would be known to Peter Wrighton-Smith had he made reasonable inquiry of his direct reports and the individual listed on Schedule VI(a), other than the individuals listed on Schedule VI(b);

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or Nasdaq, or any similar provision having the force or effect of law;

“Leased Real Property” means the real property that is leased, subleased or otherwise occupied by the Company or any of its subsidiaries;

“Liability” means any direct or indirect debt, liability, guaranty, loss, damage, deficiency, fine, cost or expense of any kind or nature (in each case, including interest thereon), whether relating to payment, performance or otherwise, known or unknown, asserted or unasserted, fixed, absolute or contingent, joint or several, accrued or unaccrued, secured or unsecured, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, asserted or not asserted, vested or unvested, or executory, whenever or however arising (whether or not required to be reflected or reserved against on the financial statements of the relevant person under GAAP, if applicable);

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights (other than off-the-shelf commercially available software generally available on non-discriminatory pricing terms) that are owned by a third party and licensed or sublicensed to the Company or any of its subsidiaries, or for which the Company or any of its subsidiaries has obtained a covenant not to be sued, including all Licensed Registered IP;

“Licensed Registered IP” has the meaning given to it in Clause 11.1.17(k);

“Lien” means any mortgage, deed of trust, hypothecation, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of any property or asset, whether voluntarily incurred or arising by operation of law or otherwise, including any Contract to give or grant any of the foregoing.  For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or other lease or other title retention Contract relating to such property or asset;

“Long Stop Date” means 30 June 2021;

“Matching Acquisition Proposal” has the meaning given to it in Clause 10.3.2(c);

“Material Contract” has the meaning given to it in Clause 11.1.19(a);

“Minimum Acceptance Condition” has the meaning given to it in Clause 5.12(c);

“Nasdaq” means The Nasdaq Global Market;

“OFCCP” has the meaning given to it in Clause 11.1.24(l);

“Offer Document” means, if Bidder elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.11 and the other applicable provisions of this Agreement, the document which would be despatched by Bidder or Bidco to Company Shareholders in connection with the Takeover Offer, which will contain, inter alia, the terms and conditions of the Takeover Offer;

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount), taking into account any acts or omissions that have been or may be taken (a) to comply with COVID-19 Measures or (b) as a reasonable good faith response to the COVID-19 pandemic, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company Group or their respective businesses as may result from the COVID-19 pandemic; provided that, for the avoidance of doubt, acts or omissions in response to the COVID-19 pandemic that have been or are being undertaken by the Company on or prior to the date of this Agreement constitute Ordinary Course of Business;

“Owned Intellectual Property Rights” has the meaning given to it in Clause 11.1.17(b);

“Owned Registered IP” has the meaning given to it in Clause 11.1.17(a);

“Permits” means any certificates, permits, licenses, franchises, approvals, concessions, orders, exemptions, variances, clearances, qualifications, registrations, certifications, designations, and similar authorisations from any Governmental Authority (including any Health Authority);

“Permitted Liens” means (a) any Lien for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings and are fully reserved for on the most recent balance sheet included in the Company SEC Documents filed prior to the date hereof; (b) in the case of owned real property, Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company or its subsidiaries in the operation of their respective business and which are disclosed in any survey or other similar document or certificate provided to Bidder prior to the date hereof; (c) mechanics’, materialmen’s, and similar liens granted or which arise in the Ordinary Course of Business; (d) non-exclusive licenses of Intellectual Property Rights to customers, distributors or vendors in the Ordinary Course of Business; and (e) Liens which would not, individually or in the aggregate, materially impair the value or interfere with the use of any such property or assets by the Company Group;

“Personal Information” means data and information that relates to an identified or identifiable individual person, such as name, address, email address, photograph, IP address, and unique device identifier;

“Privacy Laws” means any applicable Laws concerning the collection, use, analysis, retention, storage, protection, transfer, disclosure and/or disposal of Personal Information, including, to the extent applicable, the EU Data Protection Directive (95/46/EC) (together with relevant national implementing legislation), the EU General Data Protection Regulation (2016/679) (together with relevant national implementing legislation, such as in the United Kingdom, the Data Protection Act 2018), HIPAA, U.S. state consumer protection Laws, state breach notification Laws, and state social security number protection Laws; the U.S. Federal Trade Commission Act; the U.S. Privacy Act of 1974; the U.S. Telephone Consumer Protection Act and the U.S. Controlling the Assault of Non-Solicited Pornography And Marketing (CAN-SPAM) Act of 2003; the U.S. Fair Credit Reporting Act and its state law equivalents, and any foreign and international privacy and data protection Laws;

“Proceedings” has the meaning given to it in Clause 20.2;

“Process” means any operation that is performed upon Personal Information whether or not by automatic means, including the access, acquisition, collection, recording, organisation, storage, alteration, retrieval, consultation, use, processing, disclosure, combination, blocking, transfer, return or destruction, and “Processed” or “Processing” shall be construed accordingly;

“Product” means any product sold, manufactured, marketed, developed or distributed by the Company or any of its subsidiaries;

“Readily Available Software Agreements” has the meaning given to it in Clause 11.1.19(a)(ix);

“Receiving Agent” means Computershare Trust Company, N.A., or any other receiving agent appointed by the Company in connection with the Acquisition, and acceptable to Bidder, in accordance with Clause 2.3;

“Receiving Agent Agreement” means the agreement pursuant to which the Receiving Agent is appointed by the Company and Bidco;

“Relevant Period” means the period between the date of this Agreement and the earlier to occur of: (a) the Effective Date, and (b) the date of termination of this Agreement in accordance with Clause 12;

“Remuneration Committee” means the remuneration committee of the Company Board;

“Representatives” means in relation to each party, its Financial Advisers, Advisers, directors, officers, employees, and agents;

“Resolutions” means the resolutions of the Company Shareholders to be proposed at the Court Meeting and the General Meeting in order to approve the Scheme, amend the Articles and certain other matters in connection with the Acquisition;

“Safety Notices” has the meaning given to it in Clause 11.1.14(l);

“Sanction Date” means the date that the Court sanctions the Scheme;

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002;

“Scheme” means the scheme of arrangement to be proposed under section 899 of the Act by the Company to the Company Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Bidco;

“Scheme Document” shall have the meaning given to it in the Announcement;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the U.S. Securities Act of 1933;

“Stamp Duty” means any stamp duty payable on the transfer of Company Shares pursuant to the Scheme, or if Bidder makes an election pursuant to Clause 5.11, the Takeover Offer;

“Stark Law” has the meaning given to it in Clause 11.1.14(n);

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made after the date hereof (a) on terms which the Company Board determines in good faith, after consultation with the Company Financial Adviser, to be more favourable from a financial point of view to the Company Shareholders than the Acquisition, including a price per Company Share payable in cash that is more than 5% above the Consideration, taking into account all the terms and conditions of such proposal that the Company Board reasonably considers to be appropriate, and this Agreement (including any timely proposal by Bidder to amend the terms of this Agreement) and (b) that, after consultation with outside counsel and the Company Financial Adviser, the Company Board reasonably believes in good faith is reasonably likely to be completed, taking into account all such factors as the Company Board reasonably considers to be appropriate (including financial, regulatory, legal and other aspects of such proposal such as certainty of financing and certainty of closing and likely timing for any such closing of such Acquisition Proposal); provided that, (i) for purposes of the definition of “Superior Proposal,” the references to “15% or more” in the definition of Acquisition Proposal shall be deemed to be references to “75%” and (ii) no Acquisition Proposal shall be eligible to be determined to be a Superior Proposal if any financing required to consummate such Acquisition Proposal is not fully committed;

“Supplement” means has the meaning given to it in Clause 6.5;

“Takeover Offer” means if Bidder elects to implement the Acquisition by way of a takeover offer pursuant to Clause 5.11, the takeover offer (within the meaning of section 974 of the Act) to be made by Bidder or Bidco, to acquire the entire issued and to be issued share capital of the Company (other than the Excluded Shares) including, where the context admits, any subsequent revision, variation, extension or renewal of such offer as agreed by the parties in writing;

“Takeover Switch” has the meaning given to it in Clause 5.11;

“Tax” means all forms of taxation and statutory, governmental, state, federal, provincial, local, foreign, government or municipal charges, fees, tolls, customs, duties, imposts, contributions, levies, withholdings, or liabilities or social security or national insurance contributions of any kind wherever chargeable and in any jurisdiction (including any amount due as if it were an amount of Tax or on account of Tax) including net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, branch profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth, export and import fees and charges, registration fees, tonnage, vessel, or other taxes, charges, fees, duties, levies, tariffs, imposts, tolls, customs, or other tax (however denominated), whether disputed or not, imposed or required to be withheld by any Tax Authority; and any penalty, fine, surcharge, interest, inflationary adjustment, additions to tax, charges, costs, or other additional amounts imposed thereon, with respect thereto, or relating thereto, in all cases, wherever and whenever imposed and regardless of whether such taxes, penalties, charges, costs and interest are directly or primarily chargeable against or attributable to the Company, any member of the Company Group or any other person and regardless of whether the Company, any member of the Company Group or any other person has or may have any right of reimbursement against any other person;

“Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official or other Governmental Authority in any jurisdiction having authority in the assessment, collection or administration of Tax;

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any tax or the administration of any applicable Laws relating to any tax;

“Tax Sharing Agreement” means any existing agreement or arrangement (whether or not written) binding on any member of the Company Group as regards a Tax Authority that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, excluding, for the avoidance of doubt, any Contract entered into in the Ordinary Course of Business which does not relate primarily to Taxes;

“Top Suppliers” has the meaning given to it in Clause 11.1.28;

“Transaction Documents” means this Agreement, the Announcement and the Confidentiality Agreement (and “Transaction Document” means any one of them);

“Transfer Taxes” has the meaning given to it in Clause 14.2;

“Treasury Shares” means any Company Shares which are for the time being held by the Company as treasury shares (within the meaning of the Act);

“undertaking party” has the meaning given to it in Clause 15.5;

“VAT” means (a) in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto; and (b) to the extent not included in (a), any value added tax imposed by the UK Value Added Tax Act 1994 and legislation and regulations supplemental thereto; and (c) any other tax of a similar nature to the tax referred to in (a) or (b), whether imposed in a member state of the European Union or the UK and whether in substitution for, or levied in addition to, the tax referred to in (a) or (b) or imposed elsewhere;

“Voting Record Time” means in relation to the Court Meeting or General Meeting, as the context requires, the date and time to be specified in the Circular by reference to which entitlement to vote at the Court Meeting or General Meeting, as the case may be, will be determined;

“WARN Act” has the meaning given to it in Clause 11.1.24(m);

“Wilful Breach” means a party’s material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an intentional act or failure to act undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, or making of such representation or warranty, would result in such breach; and

“WilmerHale” means Wilmer Cutler Pickering Hale and Dorr LLP.

1.2	In this Agreement:

1.2.1	the recitals and Schedules form an integral part of this Agreement and are hereby incorporated in and made a part of this Agreement as if set forth herein;

1.2.2	the table of contents and headings are for convenience only and shall not affect the meaning or interpretation of this Agreement;

1.2.3	expressions used in this Agreement shall have the same meanings as in the Act, unless the context requires otherwise or they are otherwise defined in this Agreement;

1.2.4
a reference to the provisions of applicable Law includes a reference to any provision which from time to time amends, extends, consolidates or replaces that provision and any subordinate legislation, rule or regulation made under any such provisions;

1.2.5	words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and neuter, and vice versa;

1.2.6	references to Clauses, recitals and Schedules are, unless otherwise stated, to clauses of and recitals and schedules to this Agreement;

1.2.7	references to offer and takeover offer shall be construed in accordance with the Act;

1.2.8	references to a party means a party to this Agreement and a reference to parties means each of the parties to this Agreement;

1.2.9	the expressions holding company, subsidiary and subsidiary undertaking shall have the meaning given to them in the Act;

1.2.10
references to USD, US dollars or “$” shall mean the lawful currency of the United States of America and references to GBP, pound sterling, pence or “£” shall mean the lawful currency of the United Kingdom;

1.2.11
references to persons shall include individuals, corporations (wherever incorporated), unincorporated associations (including partnerships), trusts, any form of governmental body, agency or authority, and any other organisation of any nature (in each case, whether or not having separate legal personality);

1.2.12	references to a time of day are, unless expressly stated otherwise, to London time and references to days mean calendar days unless otherwise specified;

1.2.13	the words hereof, herein and hereunder and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in the Agreement;

1.2.14	the term or is not exclusive, and the word will shall be construed to have the same meaning and effect as the word shall;

1.2.15
where this Agreement refers to information that was “made available,” “provided” or terms of similar import, that means that such information was included, and visible to Bidder and its representatives and Advisers without restriction, in the Data Room at 17:00 on January 5, 2021.  The Company shall, within three (3) Business Days after the date of this Agreement, provide Bidder with an electronic copy of the Data Room as of January 5, 2021;

1.2.16	references to written notices and communications shall include notices and communications sent by email;

1.2.17	references to include and including, and variations thereof, shall be deemed to be followed by the words without limitation unless otherwise specified; and

1.2.18
a reference to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the Company’s business and operations, the Acquisition or the terms of this Agreement.

1.3
In construing this Agreement, the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced or followed by the word other or including or in particular shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

2.	CASH CONSIDERATION

2.1
Bidder represents, warrants and undertakes that sufficient resources will be available to Bidco at such time as Bidco is obligated to pay the Cash Consideration to the Receiving Agent in accordance with Clause 2.2, to satisfy, in full, the cash consideration requirements under and in connection with the Acquisition, including: (a) the Consideration (including any amount thereof payable to holders of Awards pursuant to this Agreement); (b) any consideration that may be payable in connection with any compulsory acquisition by Bidco of Company Shares under the Act; and (c) any Stamp Duty (the amounts described in subclauses (a) through (c), together, in aggregate, the “Cash Consideration”).  In the event that the Cash Consideration is increased in accordance with this Agreement, references in this Agreement to the Cash Consideration and to the amount required to enable Bidco to satisfy the Cash Consideration in full shall be to the amount as so increased.

2.2
The Acquirers hereby represent, warrant and undertake that Bidco shall procure the payment of the portion of the Cash Consideration (other than the Stamp Duty) payable to Company Shareholders with respect to Company Shares to the Receiving Agent, in immediately available funds:

(a)
on the Business Day following (and subject to) the Effective Date, provided that the Company or the Receiving Agent (as confirmed by the Company) has notified Bidco in writing at least one Business Day prior to the Effective Date of (i) the final amount due and payable under this Clause 2.2, and (ii) all applicable wire instructions; and

(b)	in any event no later than the third Business Day following (and subject to) the Effective Date,

in either case which shall constitute satisfaction of the Acquirers’ obligations to the Company Shareholders in respect of such Cash Consideration.

2.3
The Company shall consult with Bidder to the extent reasonably practicable in respect of the appointment of the Receiving Agent (including the terms of the Receiving Agent Agreement which must also be on terms reasonably acceptable to Bidder).

3.	INDICATIVE TIMETABLE

Each party shall use its reasonable endeavours to, and to cause to be done and to assist and cooperate with the other parties in doing, take all steps as are necessary, proper, advisable or desirable to implement the Acquisition in accordance with this Agreement and the Indicative Timetable.

4.	CLOSING EFFORTS AND NOTICES; CLEARANCES

General

4.1
The Company and Bidder shall promptly notify each other of (a) any written notice or other written communication (or material oral notice or communication) received by such party from any Governmental Authority in connection with the Acquisition or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Acquisition or the other transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Acquisition or the other transactions contemplated hereby, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the other party’s obligation to consummate the Acquisition set forth in Clause 9 not being satisfied or satisfaction of those conditions being materially delayed, or (d) in the case of the notification obligations of the Company, the occurrence or existence or any fact, event or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect or would cause or constitute a material breach of any representation, warranty, covenant or other agreement of the Company contained herein; provided, however, that the delivery of any notice pursuant to this Clause 4.1 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available under this Agreement to the party receiving such notice; provided, further, that any failure to deliver any such notice in respect of any representation, warranty, covenant or agreement having become untrue or inaccurate or being breached shall not, in and of itself, constitute a breach of a covenant or agreement of the party required to deliver such notice for purposes of Clause 9.

4.2
The Company undertakes to Bidder to keep Bidder informed promptly of the progress towards obtaining the Clearances to which Clause 4.5 applies and, if the Company is, or becomes, aware of any matter which might reasonably be considered to be material in the context of obtaining such Clearances, the Company will as soon as reasonably practicable make the substance of any such matter known to Bidder and, so far as it is aware of the same, provide such details and further information as Bidder may reasonably request; provided that nothing in this Agreement shall obligate the Company to provide any information to Bidder which (i) is personally identifiable information of a director, officer or employee of the Company or its subsidiaries, except to Bidder’s Advisers on an external counsel basis, or (ii) Company is not permitted to provide pursuant to applicable Law or contractual obligation in effect on the date hereof (provided that the Company shall use reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

Clearances

4.3
Bidder shall be responsible for contacting and corresponding with Governmental Authorities in relation to the Clearances for which Bidder (either alone or jointly with the Company) is required to apply as identified in Schedule 4.3, including preparing and submitting all necessary filings, notifications and submissions as soon as reasonably practicable.  Bidder shall consult with the Company to the extent reasonably practicable and keep the Company updated as to progress towards obtaining such Clearances.

4.4
The Company undertakes to cooperate with Bidder in relation to the Clearances for which Bidder (either alone or jointly with the Company) is required to apply and to assist Bidder in communicating with any Governmental Authority in relation to such Clearances (including by submitting any necessary filings, notifications and submissions) and promptly to provide such information and assistance to Bidder as Bidder may reasonably require for the purposes of obtaining any such Clearance and for the purpose of making a submission, filing or notification to any Governmental Authority in connection with any such Clearance as soon as reasonably practicable.

4.5
The Company shall be responsible for contacting and corresponding with Governmental Authorities in relation to all Clearances other than those set forth in Schedule 4.3, including preparing and submitting all necessary filings, notifications and submissions as soon as reasonably practicable.  The Company shall consult with Bidder to the extent reasonably practicable and keep Bidder updated as to progress towards obtaining such Clearances.

4.6
Bidder undertakes to cooperate with the Company in relation to the Clearances for which the Company alone is required to apply and to assist the Company in communicating with any Governmental Authority in relation to such Clearances (including by submitting any necessary filings, notifications and submissions) and promptly to provide such information and assistance to the Company as the Company may reasonably require for the purposes of obtaining any such Clearance and for the purpose of making a submission, filing or notification to any Governmental Authority in connection with any such Clearance as soon as reasonably practicable.

4.7
Subject to the terms and conditions of this Agreement (including Clause 4.8.7), each party shall use all reasonable endeavours to: (a) make all filings (if any) and give all notices (if any) required to be made or given by such party pursuant to any Contract listed in Schedule 4.7(a) in connection with the Acquisition; (b) seek any consent required to be obtained pursuant to any Contract listed in Schedule 4.7(b) by such party in connection with the Acquisition (provided that neither the Company nor any of its subsidiaries shall be required to make any payments in excess of USD $10,000 individually or USD $100,000 in the aggregate (other than required filing fees or expense reimbursements) to third parties to secure any such consent, unless such payment is conditioned upon, and only due subject to, consummation of the Acquisition); and (c) seek to lift any restraint, injunction or other legal bar to the Acquisition brought by any third person against such party;

4.8	Without prejudice to Clauses 4.3, 4.4, 4.6 and 4.7, each party undertakes to the other party:

4.8.1
to provide the other party, as promptly as reasonably practicable and in any event before any applicable deadline or due date, all such information as may reasonably be required by the other party to assist it in determining in which jurisdictions any Competition Law, Health Law or other filing with a Governmental Authority may be necessary or desirable for the purpose of obtaining the Clearances and to provide all such other assistance as may reasonably be required by the other party in connection with obtaining the Clearances for which that party is, pursuant to Clauses 4.3 and 4.5, responsible for applying, including assistance in connection with such pre-notification contacts with Governmental Authorities as the other party reasonably considers desirable;

4.8.2
to provide the other party with a copy, in draft form, of each filing, notification or request for consent under any Competition Law, Health Law or other applicable Law as may be necessary or desirable for the purpose of obtaining the Clearances, and to give such other party a reasonable opportunity to comment before it is filed with the relevant Governmental Authority, and to incorporate all reasonable comments timely made by the other party in this respect;

4.8.3
to take all such steps and make as promptly as reasonably practicable and within applicable deadlines and due dates such filings with all appropriate Governmental Authorities, jointly or separately, as are necessary or reasonably desirable to obtain the Clearances;

4.8.4
subject to applicable Law, promptly to provide the other party with a copy, in draft form, of any substantive communications with any Governmental Authority in connection with obtaining the Clearances or in connection with the Acquisition, and to give such other party a reasonable opportunity to comment before such communication is made to the relevant Governmental Authority, and to consider in good faith all reasonable comments timely made by the other party in this respect; provided that nothing in this Agreement shall oblige any party to provide any information to the other parties which is personally identifiable information of a director, officer or employee of the disclosing party, except to the other party’s Advisers on an external counsel basis;

4.8.5
subject to applicable Law, to use reasonable endeavours to procure that each party and its Representatives are able to attend any significant meetings or hearings and participate in any substantive discussions with any Governmental Authority in connection with obtaining the Clearances; provided that Bidder shall be permitted to take the lead in all joint meetings and communications with Governmental Authorities in connection with the Clearances and shall be consulted in the event of any communication or appearance with any Governmental Authority in connection with the Acquisition;

4.8.6	if necessary, negotiate with any Governmental Authority in relation to any undertakings, commitments or assurances which may be necessary to obtain the Clearances; and

4.8.7
if any Clearances are required prior to the date of the Court hearing, Bidder and the Company shall use reasonable endeavours to obtain the Clearances set forth in Schedule 4.3 as soon as practicable and in any event, prior to the date of the Court Hearing as set out in the Indicative Timetable, or such later date as may be agreed between the parties in writing.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Bidder be obligated to, and the Company shall not agree with a Governmental Authority without the prior written consent of Bidder, to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any material assets (whether tangible or intangible) or any material portion of any business of Bidder, the Company or any of their respective subsidiaries (any such action, an “Action of Divestiture”).  The Company shall not be entitled to state or suggest that Bidder is prepared to provide or agree to particular undertakings or requirements without the prior written consent of Bidder.

5.	IMPLEMENTATION OF THE ACQUISITION

Issue of Circular

5.1
The Company shall file with the SEC the Circular containing a preliminary proxy statement as soon as reasonably practicable and in any event no later than ten (10) Business Days after the date of this Agreement (or such later date as the Company and Bidder may agree in writing).  The Company shall provide Bidder with reasonable opportunity to review and comment upon the Circular and any other document relating to the Acquisition and/or this Agreement before it is filed with the SEC and the Company shall include all reasonable additions, deletions, or changes thereto suggested by Bidder.  With respect to any Bidder Information set forth in the Circular, the Company shall not file, amend, supplement or disseminate the Circular (or any other document, supplement or filing which contains Bidder Information) without the prior consent of the Bidder (which consent shall not be unreasonably withheld, conditioned or delayed).  Thereafter, the Company shall:

5.1.1
promptly notify Bidder of the receipt of any written or oral comments of the SEC with respect to the Circular or any request by the SEC for amendment of the Circular and shall respond as promptly as reasonably practicable to any such comments after providing Bidder reasonable opportunity to review and comment on any draft correspondence or revised Circular and incorporation of any reasonable comments from Bidder; and

5.1.2
file with the SEC the Circular containing a definitive proxy statement and disseminate (including by mailing) such Circular to Company Shareholders as promptly as reasonably practicable following the court hearing to convene the Court Meeting and in any event within five (5) Business Days following the date it has cleared comments received from the SEC, if any, or the date on which the SEC confirms that it has no further comments on the proxy statement, as the case may be.

5.2
Following the date of this Agreement the Company shall take all action necessary under all applicable Laws to (a) duly call and give notice of the Court Meeting and the General Meeting, and (b) cause the Court Meeting and the General Meeting to be convened as promptly as practicable following the date of mailing of the Circular (including the proxy statement), in accordance with applicable Law, including the rules and regulations of the SEC and Nasdaq.  The Company agrees that, unless this Agreement shall have been validly terminated in accordance its terms, its obligation to hold the General Meeting pursuant to this Clause 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication of any Acquisition Proposal.

5.3
The Company shall cause all documents that it is responsible for filing with the SEC or other Governmental Authorities under this Clause 5 to comply with all applicable requirements of Law.  If, at any time prior to the Effective Date, any information should be discovered by the Company or Bidder that should be set forth in an amendment or supplement to the Circular, so that the Circular would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall promptly be filed by the Company with the SEC and, to the extent required under applicable Law, disseminated by the Company to the Company Shareholders; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

5.4	Unless this Agreement is validly terminated in accordance with the terms of this Agreement, the Company will procure that the Circular includes the Company Board Recommendation.

Implementation of the Transaction

5.5
The Acquisition shall entail the acquisition by Bidder of the entire issued share capital of the Company (other than the Excluded Shares) by way of the Scheme, in each case with full title guarantee and beneficial ownership, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Agreement or thereafter attaching thereto.

5.6	Subject to the satisfaction or waiver of the Conditions set forth in Clause 9, Bidder will undertake to be bound by the Scheme.

5.7
The Company undertakes to implement the Scheme in accordance with and subject to the terms of and conditions of this Agreement (and in consultation with Bidder), and the Indicative Timetable set out in this Agreement and the Company shall, except as otherwise agreed in writing by Bidder and subject always to applicable Law and to any order of the Court, take or cause to be taken all such steps as are necessary to implement the Scheme in accordance with this Agreement.

5.8
The obligation of the parties to complete the Scheme (or, if Bidder elects to implement the Acquisition by way of a Takeover Offer pursuant to Clause 5.11, the Takeover Offer) is subject to satisfaction or, where permitted or required under this Agreement, waiver of the Conditions by Bidder or, to the extent expressly contemplated hereby, the Company, as applicable.  Bidder shall appear by counsel at the Court Hearing (either individually or jointly with the Company) to undertake to be bound by the Scheme following the satisfaction (or, where permitted or required under this Agreement, waiver by Bidder or the Company, as applicable) of the Conditions (excluding any Condition capable of satisfaction only at or after the Court Hearing).

5.9
Bidder undertakes that by 9:00 a.m. on the date of the Court Hearing it shall deliver a notice in writing to the Company either: (a) confirming the satisfaction or waiver of all Conditions; or (b) identifying the Condition or Conditions which have not been satisfied, and providing reasonable details of circumstances which Bidder considers to entitle it to treat any such Condition or Conditions as not being satisfied.

5.10
The Company shall adjourn the implementation of the Scheme to a date agreed with Bidder and the Court to the extent that any of the Conditions in Clause 9 have not been satisfied (or, where permitted or required under this Agreement, waived by Bidder or, to the extent expressly contemplated hereby, the Company, as applicable), as identified in the notice delivered pursuant to Clause 5.9, by 9:00 a.m. on the date of the Court Hearing.

5.11
Notwithstanding any other provision of this Agreement, Bidder may elect to implement the Acquisition by way of a Takeover Offer rather than by way of the Scheme (such election which satisfies either clause (a) or (b) below being a “Takeover Switch”) if, and only if:

(a)	the Company provides its prior written consent at any time; or

(b)
a bona fide third party announces a firm intention to make an offer for the issued and to be issued share capital of the Company and after consultation with the Company, the Bidder provides written confirmation within five (5) Business Days of its desire to make a Takeover Switch and the Company has not made a Company Adverse Change Recommendation in accordance with, and subject to the provisions of, Clause 10.3.

5.12	In the event of a Takeover Switch undertaken pursuant to Clause 5.11:

(a)
the Company shall promptly withdraw the Scheme and the provisions of this Agreement shall continue to apply but shall be deemed to be amended with immediate effect (without the need for the parties to enter into any amendment agreement) such that the parties obligations shall be deemed to apply in a manner which is commensurate with the Acquisition being implemented by means of a Takeover Offer in place of the Scheme, mutatis mutandis;

(b)
the Takeover Offer will be conducted in compliance with the tender offer rules applicable under the Exchange Act and the Securities Act, including the requirement that such Takeover Offer be open for a period of at least twenty (20) Business Days;

(c)
the Conditions set out in Clause 9.3 will be replaced with an acceptance condition that shall be set at not less than 90 percent of the Company Shares, or such other percentage as may be agreed between the parties in writing, being in any case more than 50 percent of the Company Shares (the “Minimum Acceptance Condition”);

(d)
other than the Conditions set out in Clause 9.3, the conditions of the Takeover Offer shall be the Conditions, unless the parties agree otherwise in writing or with any modifications or amendments to such Conditions which are necessary as a result of the Takeover Switch;

(e)
Bidder shall keep the Company reasonably informed, on a confidential basis, and to the extent known to Bidder, and within three (3) Business Days following receipt of a written request from the Company, of the number of Company Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of the corresponding Company Shareholders;

(f)
Bidder shall effect such amendments as are necessary or desirable by reason of the Takeover Switch to the existing filings, notifications and submissions made by it in order to obtain the Clearances to which Clause 4.3 applies (or shall make appropriate supplementary filings, notifications or submissions); and

(g)
the Company shall effect such amendments as are necessary or desirable by reason of the Takeover Switch to the existing filings, notifications and submissions made by it in order to obtain the Clearances to which Clause 4.5 applies (or shall make appropriate supplementary filings, notifications or submissions).

5.13
In the event of a Takeover Switch, Bidder’s and Bidco’s obligations to accept for payment Company Shares validly tendered (and not validly withdrawn) pursuant to the Takeover Offer shall be subject to the satisfaction or waiver of each of the Conditions, including the Minimum Acceptance Condition.  Bidder and Bidco expressly reserve the right, in their sole discretion, to (a) increase the Consideration, (b) waive any Condition applicable to the Takeover Offer (other than the Minimum Acceptance Condition), (c) extend the expiration date of the Takeover Offer (but not to a date that is later than the Long Stop Date) or (d) modify any other terms or conditions of the Takeover Offer to the extent not inconsistent with the terms of this Agreement.

5.14
In the event of a Takeover Switch, this Agreement shall continue in force until terminated pursuant to Clause 12, and shall be construed as far as possible to give effect to the intentions of the parties under this Agreement.

6.	DOCUMENTATION, INFORMATION AND UNDERTAKINGS

6.1	The Company undertakes to:

6.1.1
prior to the General Meeting and Court Meeting, keep Bidder informed of the number of proxy votes received in respect of the Resolutions and promptly to provide Bidder with details of any material changes to the Company’s shareholder and other statutory registers which occur prior to the Effective Date;

6.1.2
cooperate with and provide such details to Bidder and its Advisers in relation to the Company Share Plans and Awards thereunder as Bidder or its Advisers may reasonably request and to deliver to the participants under the Company Share Plans a notice in the form mutually agreeable to the Company and Bidder of the treatment of the awards under such Company Share Plans in the Acquisition (including the provisions of Schedule IV);

6.1.3
cause to be adopted such Resolutions, and cause such other actions to be taken, as may be reasonably required to effectuate the provisions of this Agreement with respect to the treatment of the Company Share Plans and the Awards;

6.1.4
coordinate with Bidder for the purpose of obtaining any Tax clearances that Bidder may reasonably require to be obtained in connection with the registration of the Scheme Document with the UK registrar of companies, to provide drafts of any such application for clearance and take into account Bidder’s reasonable comments and not to despatch any application for such clearance without the prior written consent of Bidder (not to be unreasonably withheld or delayed);

6.1.5
coordinate with Bidder for the purpose of obtaining any clearances that Bidder may reasonably require to be obtained in connection with the UK stamp duty or stamp duty reserve tax treatment of the Scheme and the Acquisition, to provide reasonable cooperation and information within the Company’s possession or control reasonably required for such clearance (including permitting DTC or its agents to cooperate with such clearance), subject to Bidder reimbursing any out-of-pocket costs of the Company reasonably and properly incurred in taking such steps (including irrecoverable VAT), and provided that Bidder shall provide drafts of any such application for clearance and take into account the Company’s reasonable comments and not dispatch any applications for clearance without the prior written consent of the Company (not to be unreasonably withheld or delayed);

6.1.6
cooperate with any reasonable requests by Bidder for the purposes of allowing Company Shares to be transferred to a depositary receipt issuer in connection with the Scheme or Acquisition, subject to Bidder reimbursing any out-of-pocket costs of the Company reasonably and properly incurred in taking such steps (including irrecoverable VAT); and

6.1.7	take any action not otherwise contemplated under this Agreement and which is reasonably requested by Bidder to implement the Acquisition.

6.2
None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Announcement or Circular will, at the date it is first publicly disseminated and, in the case of the Circular, mailed to the Company Shareholders, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made.  The Circular will comply as to form in all material respects with the requirements of the Exchange Act and the Companies Act.  No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Bidder or Bidco for inclusion or incorporation by reference therein.

6.3
Bidder undertakes to provide reasonably promptly to the Company all such information about itself and Bidco as may be reasonably requested by the Company for inclusion in the Circular and the Announcement (together with any information provided by Bidder pursuant to Clause 6.5, “Bidder Information”).  None of the Bidder Information will, at the date it is first publicly disseminated and, in the case of the Circular, mailed to the Company Shareholders or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made.  No representation is made by Bidder with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

6.4	Directors’ and Officers’ Indemnification and Insurance

6.4.1	From and after the Effective Date, Bidder shall cause the Company and each of its subsidiaries to the extent permitted by applicable Law:

(a)
honor and fulfill in all respects, and maintain in full force and effect, the obligations of the Company and its subsidiaries to the fullest extent permissible under applicable Law, under the Articles or the articles of association or other comparable organisational documents of the Company or any of its subsidiaries, in each case as in effect on the date hereof, and under any indemnification or other similar Contracts in effect on the date hereof, and disclosed in Clause 6.4 of the Company Disclosure Letter, to any directors, managers, officers or employees of the Company or any of its subsidiaries and person who was a director, manager, officer or employee of the Company or any of its subsidiaries (in each case whose indemnification agreement is disclosed in Clause 6.4 of the Company Disclosure Letter) in the six (6) years prior to the Effective Date (collectively, the “D&O Indemnified Parties”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Date, including in connection with the approval of this Agreement and the Acquisition; and

(b)
indemnify, defend and hold harmless any D&O Indemnified Parties against any liability arising in connection with or in relation to such D&O Indemnified Party’s position as a director, manager or officer of the Company or any of its subsidiaries, to the extent such D&O Indemnified Party is indemnified immediately prior to the Effective Date pursuant to the Articles or any deed of indemnity or other agreement between such D&O Indemnified Party and the Company or any of its subsidiaries and listed on Schedule 6.4.

6.4.2
Bidder shall, or shall cause the Company or one of its subsidiaries to, (a) maintain in effect for a period of six (6) years after the Effective Date, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company or its applicable subsidiaries immediately prior to the Effective Date for the benefit of any D&O Indemnified Party or (b) provide substitute policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement.  Bidder’s obligations under this Clause 6.4.2 shall be deemed to be satisfied if Bidder or the Company obtains as of the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of six (6) years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties when compared to the directors’ and officers’ liability insurance maintained by the Company and its subsidiaries as of the date of this Agreement, with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date; provided that Bidder shall not be required to maintain such policies if the applicable premium amount exceeds 300% of the annual premium amount of the current policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries immediately prior to the Effective Date.  If such insurance coverage cannot be obtained at an annual premium equal to or less than such amount, Bidder shall obtain such insurance coverage (or “tail” coverage) with the greatest coverage available, with respect to matters occurring prior to the Effective Date, for a cost not exceeding such amount.

6.4.3
The rights of each D&O Indemnified Party under this Clause 6.4 shall be in addition to any rights such D&O Indemnified Party may have under the Articles or the articles of association or other comparable organisational documents of the Company or any of its subsidiaries or under any indemnification or other similar Contracts.  These rights shall survive consummation of the Acquisition and are intended to benefit, and shall be enforceable by, each D&O Indemnified Party.

6.5
If any supplemental circular, proxy statement (or related materials) or document is required to be published by the Company in connection with the Acquisition or, subject to the prior written consent of Bidder, any variation or amendment to the Acquisition (a “Supplement”), Bidder shall, as soon as reasonably practicable, provide such cooperation and information (including such information as is necessary for the Supplement to comply with all applicable Law) as may be required under applicable Law or reasonably requested by the Company in order to finalise the relevant Supplement.  The Company shall submit or procure the submission of drafts and revised drafts of any Supplement to Bidder in reasonable time for review and shall incorporate any reasonable comments from Bidder in relation thereto.

6.6
From the date hereof to the Effective Date or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its subsidiaries and its and their respective officers, directors, managers, employees and representatives to, afford to Bidder reasonable access during normal business hours, consistent with applicable Law, to the respective officers, employees, properties, offices, other facilities and books and records of the Company and its subsidiaries, and shall furnish Bidder with all financial, operating and other data and information as Bidder shall reasonably request in writing.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its subsidiaries of their normal duties.  Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure (a) would constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company, (b) cannot be conducted in a manner so as to avoid jeopardizing the health and safety of any Employee or representative of the Acquirers as it relates to the COVID-19 pandemic or otherwise contravene any COVID-19 Measures, or (c) otherwise violate any applicable Law; provided that (i) the Company shall use its reasonable best efforts to provide such access or disclose such information in a manner that would not result in any of the consequences referred to in any of the foregoing clauses (a) through (c) (including, with respect to clause (b), providing Bidder and its Representatives with electronic access to materials, documents or personnel which are, or can be made, readily available in such format), and (ii) in the event that the Company relies on this sentence to withhold access or disclosure pursuant to clause (a) or (c), the Company shall, to the extent permitted by Law and the protection of such attorney-client privilege, promptly notify Bidder of the nature of the withheld information.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Bidder, Bidco, their Affiliates, Advisers and other Representatives in connection with any investigation conducted or information obtained pursuant to the access contemplated by this Clause 6.6.

6.7	In the event of a Takeover Switch:

(a)
the Company shall provide Bidder such information and cooperation (including access to the Company and its personnel) as may be required or reasonably be requested by Bidder in connection therewith (including by taking such actions and providing such information as is consistent with the issuance of the Circular under Clauses 5.1 through 5.4 of this Agreement), and Bidder shall prepare the Offer Document, and any required prospectus, circular or document (together, the “Bidder Offer Documents”) and shall use all reasonable endeavours to cause any prospectus, tender offer statement (including on Schedule TO) or registration statement to be approved for publication and, solely to the extent applicable, declared effective by the SEC.  In preparing the Bidder Offer Documents, Bidder shall submit, or procure the submission of drafts and revised drafts of, the Bidder Offer Documents to the Company for review, and shall incorporate the Company’s reasonable comments in relation thereto.

(b)
The Company shall file a Solicitation/Recommendation Statement in Schedule 14D-9 (together with all exhibits, amendments and supplements thereto) which shall be filed on the same date that Bidco files its Bidder Offer Documents, and such Schedule 14D-9 shall include the Company Board Recommendation.

(c)
The Company shall cause its transfer agent to promptly furnish Bidder and Bidco with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Company Shares as of the most recent practicable date and shall furnish Bidder and Bidco with such additional available information (including periodic updates of such information) and such other assistance as Bidder, Bidco or their Representatives may reasonably request in communicating the Takeover Offer to the record and beneficial holders of Company Shares.

6.8
As soon as practicable, but in no event later than ten (10) Business Days after the date hereof, the Company will make available to Acquirer true and correct copies of preliminary calculations (based on the assumptions set forth in the applicable calculations) with respect to each “disqualified individual” (within the meaning of Section 280G of the Internal Revenue Code) who is reasonably likely to receive payments or benefits in connection with the Scheme that would not be deductible under Section 280G of the Internal Revenue Code or would be subject to the excise tax under Section 4999 of the Internal Revenue Code, calculating the amount which would not be deductible and/or the amount of the excise tax.

6.9
Upon execution of this Agreement, the Company will deliver to the Acquirers an extract of the resolutions of the Company Directors pursuant to which the Acquisition was approved and the Company Board Recommendation was given.

6.10
Prior to the Effective Date, the Company shall deliver resignation letters in Agreed Form from the directors and/or secretary (if any) of the applicable members of the Company Group (other than any such resignations which Bidder designates, by written notice to the Company, as unnecessary).

6.11
At or immediately prior to the Effective Date (subject to the Effective Date taking place), the Company will procure that at a duly convened meeting of the Company Board (or a duly appointed committee thereof) it will be resolved that:

6.11.1	the Acquisition and the Scheme will be approved for registration at Companies House and in the Company’s shareholder and other statutory registers;

6.11.2	any resignations pursuant to Clause 6.10 will be accepted and approved;

6.11.3
any appointments of directors and/or secretary (if any) to the boards of the applicable members of the Company Group, the identity of whom Bidder notifies the Company prior to the Effective Date, will be approved; and

6.11.4
the disposition of any Company Shares (including derivative securities) pursuant to the Acquisition by each individual who is subject to Section 16 of the Exchange Act as an officer or director of the Company will be exempt under Rule 16b-3 promulgated under the Exchange Act to the fullest extent available.

7.	COMPANY SHARE PLANS

Each party undertakes to take the relevant steps and other actions provided for in Schedule IV in relation to the Company Share Plans.

8.	ANNOUNCEMENT

The initial press releases relating to this Agreement shall be the Announcement issued by the Company and the Bidder and, except as required by Law, thereafter Bidder and the Company shall consult with, and seek the written consent of, each other before issuing any further press release(s) or otherwise making any public statement with respect to the transactions contemplated by this Agreement; provided that a party will not need to consult with, or seek the consent of, the other party, with respect to (a) communications that are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party) or (b) communications in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Company Adverse Change Recommendation and matters related thereto (subject to compliance with Clauses 10.2 and 10.3).

9.	CONDITIONS

9.1
The obligations of each of the Acquirers to consummate the Acquisition is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Bidder, except to the extent such waiver is not permitted by applicable Law:

9.1.1
No Law shall have been enacted, issued, enforced or entered into, and no preliminary or permanent injunction, judgment or ruling shall have been issued by any Governmental Authority that, in either case, is in effect and enjoins, restrains, prevents or prohibits or otherwise makes illegal the Acquisition or any of the other transactions contemplated by this Agreement.

9.1.2
No Action by any Governmental Authority shall be pending seeking any relief that has or would have the effect of (a) preventing consummation of the transactions contemplated by this Agreement, (b) causing the transactions contemplated by this Agreement to be rescinded following consummation of such transaction or (c) having, individually or in the aggregate, a Company Material Adverse Effect.

9.1.3	All Clearances required for the consummation of the Acquisition as identified in Schedule 4.3 shall have been obtained.

9.1.4
(i) The representations and warranties set forth in Clause 11.1.1 (Corporate Existence and Power), Clause 11.1.2 (Subsidiaries), Clause 11.1.3 (Organisational Documents), Clause 11.1.4 (Corporate Authorisation), Clause 11.1.5 (Binding Obligations), Clause 11.1.7(a) (Non-Contravention of Organisational Documents), Clause 11.1.9(c) – (e) (Capitalisation) and Clause 11.1.23 (Finders’ Fees) shall be true and correct in all respects (in the case of any such representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any such representation or warranty not qualified by materiality or Company Material Adverse Effect) as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties set forth in Clause 11.1.9(a) and (b) (Capitalisation) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in Clause 11.1 shall be true and correct as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date), except in the case of this subclause (iii) where such failure(s) to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) has(ve) not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

9.1.5
The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed or complied with by it at or prior to 9:00 a.m. (London time) on the date of the Court Hearing.

9.1.6	Since the date of this Agreement, there shall not have occurred any Change that has had or would reasonably be expected to result in a Company Material Adverse Effect.

9.1.7
The Company shall have delivered to Bidder a certificate, effective as of 9:00 a.m. (London time) on the date of the Court Hearing and signed by the chief executive officer and chief financial officer of the Company, certifying that the conditions in Clauses 9.1.4 through 9.1.6 have been satisfied.

9.2
In addition to Clause 9.1, the Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective, by no later than 11:59 p.m. (London time) on the Long Stop Date. The Scheme will not take effect until the conditions set forth in Clause 9.1 have been satisfied or, to the extent permitted by applicable Law, waived by Bidder.

9.3	In addition to Clause 9.1, the Scheme will be conditional upon:

9.3.1
its approval by a majority in number representing not less than 75 percent in value of the Company Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

9.3.2	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting; and

9.3.3
the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidder and the Company) and the delivery of a copy of the Court Order to the Registrar.

10.	CONDUCT PENDING COMPLETION OF THE ACQUISITION

10.1
During the Relevant Period, except (A) as expressly required by this Agreement or as required by applicable Law; (B) with the written consent of Bidder (which consent shall not be unreasonably withheld, conditioned or delayed); or (C) as set forth in Clause 10.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its subsidiaries to, conduct their respective business in the Ordinary Course of Business and use reasonable endeavours to preserve their material assets and business organisation and maintain their material relationships with employees, patients, suppliers, distributors, regulators, customers and other persons with which they have material business relations.  Without limiting the foregoing, during the Relevant Period, except (I) as expressly required by this Agreement or as required by applicable Law or to comply with applicable COVID-19 Measures, (II) with the written consent of Bidder (which consent shall not, in the case of Clauses 10.1(i) (to the extent relating to capital leases), (k), (l), (m), (n), (o), or (y) with respect to the foregoing clauses, be unreasonably withheld, conditioned or delayed), provided that no such consent will be required in the case of Clause 10.1(i) to the extent relating to vehicle or equipment leases entered into in the Ordinary Course of Business that, together with any vehicle or equipment leases entered into since January 1, 2020, do not exceed $500,000 in the aggregate, or (III) as set forth in Clause 10.1 of the Company Disclosure Letter, the Company shall not, and shall cause each of its subsidiaries not to:

(a)	authorize, set aside, make or pay any dividends on or make any other distribution with respect to the outstanding shares of its share capital or Awards (in cash or in kind);

(b)
repurchase, redeem, repay, reduce or otherwise reacquire any Company Shares or other equity interests, or any Awards, rights, warrants or options to acquire any of the Company Shares or other equity interests (except (i) as provided in any Benefit Plan made available to Bidder, (ii) for forfeitures of Awards in connection with terminations of employment or service, as applicable, and (iii) in respect of exercise price or Tax withholding obligations in connection with the vesting or exercise of Awards in accordance with the terms of such Awards as in effect on the date hereof);

(c)	create, split, adjust, combine, subdivide or reclassify any Company Shares or other equity interests;

(d)
(i) except pursuant to Awards existing as of the date hereof in accordance with their terms in effect on the date hereof, issue (or authorize the issuance), grant or sell or otherwise dispose of any additional shares of, or other equity interests in, the Company or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or (ii) except as specifically permitted under this Agreement (including Schedule IV), issue or grant any Awards, options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities;

(e)
adopt or implement any shareholder rights plan or similar arrangement, or change the ownership of any of its subsidiaries, or otherwise engage in any corporate restructuring, reorganisation or intercompany asset transfer, including by way of merger, consolidation or stock or asset sale;

(f)	amend or permit the adoption of any amendment to its Articles or other charter or organisational documents or the governing documents of any subsidiary;

(g)
acquire (by merger, consolidation, acquisition of stock or assets or otherwise) (i) any person or other business organisation or division thereof or (ii) any properties or assets, other than, in the cause of this clause (ii), (A) inventory or supplies in the Ordinary Course of Business, (B) such acquisitions in an amount that do not exceed USD $100,000 individually or USD $250,000 in the aggregate or (C) acquisitions provided for in any budget or expenditure plan approved by the Company Board and made available to Bidder prior to the date hereof;

(h)
sell or otherwise dispose of (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organisation or division thereof or sell, license or otherwise dispose of any assets having a value in excess of USD $50,000 individually or USD $200,000 in the aggregate, other than sales or dispositions of inventory or products in the Ordinary Course of Business or sales of obsolete assets no longer used or useful in, or material to, the operation of the business;

(i)
(i) incur or guarantee any Indebtedness in excess of USD $250,000, other than obtaining, or the issuance of, letters of credit to secure or guarantee performance of the Company’s or its subsidiaries’ under public tender processes in the Ordinary Course of Business, or (ii) make any loans, capital contributions or advances to any person, other than to a wholly owned subsidiary of the Company or to an Employee in respect of business expenses in the Ordinary Course of Business;

(j)
make, incur or authorise any capital expenditure (except for (i) capital expenditures that do not exceed USD $250,000 in the aggregate or (ii) capital expenditures provided for in any budget or expenditure plan approved by the Company Board and made available to Bidder prior to the date hereof);

(k)
other than with respect to any contract with a supplier or distributor entered into in the Ordinary Course of Business that would otherwise have constituted a Material Contract, (i) amend or modify in any material respect, or waive any material rights under, or cancel, fail to renew, terminate, or assign, any Material Contract (except the expiration or renewal of any Material Contract in accordance with its terms) or (ii) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(l)
(i) commence any litigation, or (ii) enter into any settlement, release, waiver or compromise of any pending or threatened litigation, other than settlements, releases, waivers or compromises that, individually or in the aggregate, satisfy both of the following requirements: (A) the amount paid in settlement or compromise does not exceed USD $100,000 individually or USD $250,000 in the aggregate, and (B) the settlement or compromise does not impose equitable or injunctive relief, material restrictions, effects or any other obligations on the Company or any of its subsidiaries;

(m)
establish, adopt, enter into, amend or terminate any Benefit Plan or any plan, scheme, program, policy, agreement or arrangement that would be a Benefit Plan if it were in effect on the date of this Agreement;

(n)
except as specifically permitted under this Agreement (including Schedule IV), grant, increase, or pay any bonus, incentive, change in control, retention, severance, or termination payment or benefit, or increase the base compensation, cash bonus opportunity or other compensation of, or accelerate the vesting or payment of any payment or benefit payable to, any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, in each case, other than (i) in the Ordinary Course of Business with respect to (A) increases in base salary or wage rate of current employees, (B) subject to sub-clause (o) below, entering into or making available plans, agreements, benefits and compensation arrangements to newly hired employees, and (C) payment of any annual cash bonuses to current employees, or (ii) to the extent required by the terms of a Benefit Plan or employment or consulting Contract as in effect on the date of this Agreement and made available to Bidder prior to the date hereof;

(o)
hire, engage, promote or terminate the employment or engagement of (other than for cause) any employee, director or individual independent contractor, in each case whose base salary, base fee or wage rates (as applicable) exceed USD $250,000 on an annual basis;

(p)	enter into any collective bargaining agreement or other agreement or understanding with any labour organisation;

(q)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation of the Company or any of its subsidiaries;

(r)	enter into any new line of business;

(s)
license or otherwise dispose of the rights to use any material Company Intellectual Property Rights, other than non-exclusive licenses to customers, suppliers, distributors and vendors in the Ordinary Course of Business, or disclose material Trade Secrets to a third party, other than disclosures to customers or suppliers in the Ordinary Course of Business pursuant to a non-disclosure or confidentiality agreement;

(t)	fail to maintain any of its material insurance policies in effect as of the date of this Agreement, other than renewals or replacement of such policies with comparable coverage;

(u)	enter into any transaction with any Company Shareholder (legally enforceable or not) other than in the Ordinary Course of Business with employees or directors who are Company Shareholders;

(v)
make or adopt any material change in its accounting methods, principles, practices policies or procedures, except as required by a concurrent change in GAAP, including any change in depreciation or amortisation policies or rates;

(w)
other than in the Ordinary Course of Business, make or change any material Tax election, change an annual accounting period, adopt or change any material Tax accounting method, amend any material Tax Return, apply for any agreement with any Tax Authority relating to Tax, settle any material Tax claim or assessment relating to the Company Group, surrender any right to claim a refund of any material amount of Taxes, consent to any extension of waiver of the limitation period applicable to any material Tax claim or assessment relating to the filing of any material Tax Return or the payment of any material amount of Tax;

(x)
fail to comply in any material respect with any applicable COVID-19 Measures (other than any such actions or omissions consistent with the Company’s Ordinary Course of Business as of the date of this Agreement with respect to COVID-19 Measures in effect as of the date of this Agreement and which are continuing); or

(y)	authorise any of, or agree or commit to take, any of the actions described in the foregoing subclauses (a) through (w) of this Clause 10.1.

10.2	No Solicitation

10.2.1
Except as expressly permitted by this Clause 10.2, during the Relevant Period the Company and its subsidiaries shall not, and shall not authorize or permit any of their Representatives to, directly or indirectly:

(a)
continue, and shall procure the termination of, any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal, and the Company shall as promptly as practicable (and in any event within one (1) Business Day) after the date hereof (i) terminate access of any third party to any data room containing confidential information of the Company and (ii) request the return or destruction of all confidential information provided to third parties prior to the date hereof that have entered into a confidentiality agreement with the Company relating to a possible Acquisition Proposal;

(b)
solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(c)
engage in, continue or otherwise participate in any discussions (other than to state that they are not permitted to have discussions) or negotiations regarding, or furnish to any other person any information or data in connection with, or for the purpose of soliciting or knowingly encouraging or knowingly facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(d)
enter into any letter of intent, implementation agreement, co-operation agreement, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal.

10.2.2
If at any time during the Relevant Period, the Company or any of its subsidiaries or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any person, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a material breach of this Clause 10.2 or Clause 10.3:

(a)	after providing notice to Bidder pursuant to Clause 10.2.3, the Company and its Representatives may contact such person solely to clarify the terms and conditions thereof; and

(b)
if the Company Board determines in good faith, after consultation with the Company Financial Adviser and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably likely lead to a Superior Proposal and that the failure to take such action would reasonably be expected to result in a breach of their fiduciary duties or would reasonably be expected to violate their obligations under the Act, then the Company and its Representatives may:

(i)
furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person who has made such Acquisition Proposal; provided that the Company shall, as promptly as practicable (and in any event within twenty-four (24) hours), provide to Bidder any information concerning the Company and its subsidiaries that is provided to any person pursuant to this Clause 10.2.2 to the extent access to such information was not previously provided to Bidder or its Representatives; and

(ii)
engage in or otherwise participate in discussions or negotiations regarding such Acquisition Proposal for so long as the Company and its Representatives reasonably believe it constitutes or is reasonably likely to lead to a Superior Proposal.

10.2.3
During the Relevant Period, the Company shall: (a) promptly (and in any event within one (1) Business Day) notify Bidder if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or its subsidiaries or Representatives, including the identity of any third party that makes such an inquiry proposal or offer, and provide to Bidder a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement or similar agreement with respect thereto) and a summary of any unwritten terms and conditions thereof; (b) keep Bidder reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any change of terms) permitted by this Agreement on a prompt basis (and in any event within one (1) Business Day of such development, discussion or negotiation), including by providing prompt (and in any event within one (1) Business Day) notice of all amendments or modifications to any such Acquisition Proposal and a copy of any final definitive agreements in respect of any such Acquisition Proposal the Company would be prepared to execute, subject to the terms and conditions of this Agreement; and (c) respond as promptly as reasonably practicable to any reasonable (in terms of substance and frequency) requests made by Bidder in light of such information.

10.2.4
Nothing in this Clause 10.2 or elsewhere in this Agreement shall prohibit the Company from (a) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (b) making any disclosure to the Company Shareholders that is required by applicable Law; provided that (i) any such disclosure (other than a “stop, look and listen” communication made in compliance with Rule 14d-9(f)) will be deemed to be a Company Adverse Change Recommendation unless the Company Board expressly reaffirms the Company Board Recommendation in such disclosure and (ii) this Clause 10.2.4 shall be deemed to not permit the Company Board to make a Company Adverse Change Recommendation, except and solely to the extent permitted by, and in accordance with, Clause 10.3.2 or Clause 10.3.3.

10.2.5
The Company (a) will not, and will cause its subsidiaries not to, release or permit the release of any person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which any of the Company or its subsidiaries is or becomes a party or under which any of the Company or its subsidiaries has or acquires any rights and (b) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision; provided, however, that the Company shall be permitted to grant a waiver or release under any such “standstill” agreement in effect on the date hereof solely to the extent necessary to permit the Person subject to such standstill agreement to make and engage in discussions with respect to, and negotiate, consistent with the terms and provisions of this Clause 10.2, an Acquisition Proposal from such Person, or otherwise publicly announce an Acquisition Proposal, in each case that was made in circumstances not involving a breach of this Clause 10.2 or Clause 10.3, if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to result in a breach of their fiduciary duties or would reasonably be expected to violate their obligations under the Act.

10.2.6
The Company agrees that in the event any of its subsidiaries or any Representative of the Company or its subsidiaries takes any action which, if taken by the Company, would constitute a breach of this Clause 10.2 or Clause 10.3, as applicable, the Company shall be deemed to be in breach of this Clause 10.2 or Clause 10.3, as applicable.

10.3	Company Board Recommendation

10.3.1	Subject to Clause 10.3.2 and Clause 10.3.3, the Company Board (including any committee thereof) shall not:

(a)
(i) withdraw (or modify in a manner adverse to Bidder or Bidco), or publicly propose to withdraw (or modify in a manner adverse to Bidder or Bidco), the Company Board Recommendation; or (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this Clause 10.3.1(a) being referred to as a “Company Adverse Change Recommendation”); or

(b)
approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an Acceptable Confidentiality Agreement).

10.3.2
Notwithstanding anything to the contrary contained in this Agreement, at any time during the Relevant Period, if the Company or any of its subsidiaries has received a bona fide written Acquisition Proposal, which did not result from a breach of Clause 10.2 or Clause 10.3, from any person and which has not been withdrawn, and after consultation with the Company Financial Adviser and outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal:

(a)	the Company Board may make a Company Adverse Change Recommendation; and/or

(b)
the Company may terminate this Agreement pursuant to, and as contemplated by, Clause 12.1.2 (including by paying the Compensatory Payment substantially concurrently with such termination in accordance with Clause 13) and enter into a definitive agreement to provide for such Superior Proposal, in the case of subclause (a) or (b), if and only if:

(c)
the Company shall have given Bidder prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Clause 12.1.2 at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice and any public disclosure thereof that is required by Law shall not constitute a Company Adverse Change Recommendation or termination), during which such four (4) Business Day period Bidder shall be given the opportunity to negotiate in good faith with respect to any revisions to the terms of the Acquisition or another proposal to the extent proposed by Bidder so that the terms proposed by Bidder are at least as favourable as the competing Acquisition Proposal (Bidder’s as so revised Acquisition Proposal, the “Matching Acquisition Proposal”);

(d)
the Company shall have provided Bidder with a reasonable opportunity to make adjustments in the terms and conditions of this Agreement and shall have negotiated in good faith with Bidder with respect thereto during the four (4) Business Day period (including by making itself and its Company Directors, officers and Representatives available to discuss and negotiate in good faith with Bidder and its Representatives any proposed modifications to the terms and conditions of this Agreement), in each case as would enable the Company Board or such committee to proceed with its recommendation in favour of this Agreement and the Acquisition; provided that every subsequent material revision or material modification to any such Superior Proposal (which shall include, for the avoidance of doubt, any proposed change in the form or amount of consideration offered as part of such Superior Proposal) shall require a new Determination Notice by the Company to Bidder pursuant to Clause 10.3.2(c), except that references in Clauses 10.3.2(c), 10.3.2(d) and 10.3.2(e) to “four (4) Business Days” shall be deemed to be references to “three (3) Business Days” and such three (3) Business Day period shall expire at 11:59 p.m. on the third (3rd) Business Day immediately following the day on which such new Determination Notice is delivered (it being understood and agreed that in no event shall any such additional three (3) Business Day period be deemed to shorten the initial four (4) Business Day period); and

(e)
(i) the Company shall have provided to Bidder all information with respect to such Acquisition Proposal in accordance with Clause 10.2.3; and (ii) at the end of such four (4) Business Day period, after giving effect to, and considering, the proposals made by Bidder during such period, if any, after consultation with the Company Financial Adviser and outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is still a Superior Proposal.

10.3.3
Notwithstanding anything to the contrary contained in this Agreement (other than in connection with an Acquisition Proposal or Superior Proposal, which shall each be subject to Clause 10.3.2 and which shall not be subject to this Clause 10.3.3), if, after consultation with the Company Financial Adviser and outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make a Company Adverse Change Recommendation in response to an Intervening Event would reasonably be expected to result in a breach of their fiduciary duties or would reasonably be expected to violate their obligations under the Act, the Company Board may make a Company Adverse Change Recommendation; provided that, prior to any such Company Adverse Change Recommendation, (i) the Company shall have given Bidder prior written notice of its intention to consider making a Company Adverse Change Recommendation at least four (4) Business Days prior to making any such Company Adverse Change Recommendation (an “Intervening Event Notice”) (which notice and any public disclosure thereof that is required by Law, if any, shall not constitute a Company Adverse Change Recommendation); (ii) during which such four (4) Business Day period Bidder shall be given (A) a reasonable opportunity to make adjustments in the terms and conditions of this Agreement and shall have negotiated in good faith with Bidder with respect thereto during the four (4) Business Day period (including by making itself and its Company Directors, officers and Representatives available to discuss and negotiate in good faith with Bidder and its Representatives any proposed modifications to the terms and conditions of this Agreement), in each case as would enable the Company Board to proceed with its recommendation in favour of this Agreement and the Acquisition, and (B) all applicable information with respect to such Intervening Event reasonably requested by Bidder to permit it to propose revisions to the terms of the Acquisition or to make another proposal in response to such Intervening Event; and (iii) at the end of such four (4) Business Day period, after giving effect to, and considering, the proposals made by Bidder during such period, if any, after consultation with the Company Financial Adviser and outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make a Company Adverse Change Recommendation in response to such Intervening Event would reasonably be expected to result in a breach of their fiduciary duties or would reasonably be expected to violate their obligations under the Act.

10.4
Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or Intervening Event Notice or compliance with the procedures set forth in Clause 10.3.

10.5
If Bidder delivers a Matching Acquisition Proposal pursuant to Clause 10.3.2, the Company Board shall deliver a revised Company Board Recommendation in respect of Bidder’s Matching Acquisition Proposal, and the terms of this Agreement shall apply mutatis mutandis, unless there shall be any material revision or material modification to the applicable Superior Proposal, without prejudice to the continued applicability of Clause 10.3.2.  If Bidder delivers a revised proposal pursuant to Clause 10.3.3 such that the Company Board does not effect a Company Adverse Change Recommendation, the Company Board shall deliver a revised Company Board Recommendation in respect of Bidder’s revised proposal, and the terms of this Agreement shall apply mutatis mutandis, without prejudice to the continued applicability of Clause 10.3.3.

10.6
The Company agrees with the Acquirers to procure that its subsidiaries and each of its and their respective Representatives is made aware of and complies with each of the undertakings contained in Clause 10.

Company Share Plans:

10.7	Bidder agrees that the satisfaction of any Awards subject to, and in accordance with, Schedule IV shall be permitted.

Transaction Litigation:

10.8
The Company shall as promptly as reasonably practicable notify Bidder in writing (and shall thereafter keep Bidder informed on a current basis with respect to), and shall give Bidder the opportunity to participate in the defence and settlement of any litigation related to this Agreement or the transactions contemplated hereby including the Acquisition, including by providing Bidder with the right to review and make reasonable comments on all filings and responses to be made by the Company, and otherwise keeping Bidder reasonably apprised of proposed strategy and other significant decisions with respect to such litigation.  The Company shall not propose or agree to settle any such litigations without Bidder’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Nasdaq; Post-Closing SEC Reports:

10.9
During the Relevant Period, the Company shall cooperate with Bidder and use reasonable best endeavours to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Laws and rules and policies of Nasdaq to enable the delisting by the Company of the Company Shares from Nasdaq and the deregistration of the Company Shares in accordance with the Exchange Act as promptly as practicable after the Effective Date.

11.	REPRESENTATIONS AND WARRANTIES

11.1
Except (a) as disclosed in (i) the Company SEC Documents filed since December 31, 2019 and (ii) the Company’s Form 10-K for the years ended December 31, 2017 and December 31, 2018, in each case that are publicly available on the SEC’s EDGAR system at least twenty-four (24) hours prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), (b) as fairly disclosed in the disclosure letter (which is arranged in clauses and subclauses corresponding to the numbered and lettered clauses and subclauses contained in this Clause 11) delivered by the Company to Bidder prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular clause or subclause of the Company Disclosure Letter shall be deemed disclosure only with respect to (i) the correspondingly numbered and/or lettered clause or subclause of this Agreement and (ii) any other clause or subclause of this Agreement to which the relevance of such information is reasonably apparent on its face), or (c) for any matters fairly disclosed in any documents contained in the Data Room on or before 17:00 on January 5, 2021, the Company represents and warrants to Bidder and Bidco as follows:

11.1.1
Corporate Existence and Power: the Company is a public company limited by shares duly incorporated and validly existing under the laws of England and Wales and has all corporate power to carry on its business as now conducted.  Each of the Company’s subsidiaries has all corporate powers required to carry on their respective businesses as now conducted.  Each of the Company and its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary or applicable, and each of the Company and its subsidiaries has all governmental licenses, authorisations, Permits, consents and approvals required to carry on their respective businesses as now conducted, in each case except where failure to be so qualified or in good standing, or failure to have such governmental licenses, authorisations, Permits, consents or approvals, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.2
Subsidiaries: each of the subsidiaries of the Company has been duly incorporated or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation (in the case of good standing, to the extent such jurisdiction recognises such concept).  The Company owns beneficially and of record all of the equity interests of its subsidiaries, free and clear of all Liens, other than Permitted Liens.  All the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each of the Company’s subsidiaries, have been duly authorised and validly issued and are fully paid and non-assessable.  The Company has made available to Bidder a true, correct and complete list of each subsidiary of the Company, the number and type of outstanding equity securities of each such subsidiary and a true, correct and complete list of the holders thereof, and the jurisdiction of incorporation or organisation of each such subsidiary;

11.1.3
Organisational Documents: the Company has made available to Bidder accurate and complete copies of the Articles and the equivalent organisational documents of each of its subsidiaries, including all amendments thereto;

11.1.4
Corporate Authorisation: the Company has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof.  The execution and delivery of this Agreement by the Company have been duly and validly authorised by the Company Board and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or, except for the approval of the Company Shareholders at the General Meeting, to consummate the transactions contemplated in this Agreement.  There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote;

11.1.5
Binding Obligations: this Agreement has been duly executed and delivered by the Company and, assuming due authorisation, execution and delivery by Bidder and Bidco, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

11.1.6
Governmental Authorisation: the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Acquisition requires no action by or in respect of, or filing with, any Governmental Authority or any stock market or stock exchange on which Company Shares are listed for trading in connection with the execution and delivery of this Agreement or the Company’s and its subsidiaries’ performance of their obligations hereunder or the consummation of the Acquisition and the other transactions contemplated by the Circular, other than: (a) as may be required to comply with the provisions of the Act; (b) with respect to any Clearance; (c) the filing with the SEC of the Circular in preliminary and definitive forms, and compliance with the Exchange Act and the Securities Act and the rules and requirements of Nasdaq, as may be required in connection with this Agreement, the Acquisition and the other transactions contemplated by this Agreement; and (d) such other actions, authorisations, consents, approvals or filings, the absence of which, individually or in the aggregate, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.7
Non-Contravention: the execution, delivery and performance by the Company of this Agreement and the consummation of the Acquisition and the other transactions contemplated by the Circular do not and will not:

(a)
contravene, conflict with, or result in any violation or breach of (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit or any obligation to make an offer to purchase or redeem any Indebtedness or capital shares or any loss of any benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, in each case any provision of the Company’s or its subsidiaries’ constitutional or organisational documents;

(b)
require the approval of the Company Shareholders (other than shareholder approval referred to in this Agreement, including approval of the Company Shareholders at the General Meeting or otherwise pursuant to the Scheme);

(c)
assuming compliance with the matters referred to in Clause 11.1.6, contravene, conflict with or result in a violation or breach of any provision of any applicable Law except for any violations that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole;

(d)
assuming compliance with the matters referred to in Clause 11.1.6, require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital shares, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, in each case any provision of any Contract or other instrument binding on the Company or any of its subsidiaries or any Contract, license, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of the Company and its subsidiaries; or

(e)	result in the creation or imposition of any Lien on any material asset of the Company or any subsidiary;

with only such exceptions, in the case of subclauses (d) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.8
Code:  having made enquiry of the UK Panel on Takeovers and Mergers, it is not subject to the jurisdiction of the UK Panel on Takeovers and Mergers and the provisions of the Code do not apply to the Company or the Acquisition;

11.1.9	Capitalisation:

(a)	as of 5 January 2021, the issued share capital of the Company is 25,575,571 and is as set out in the table below:

Class of Shares	Currency	Nominal Value	Number Allotted	Aggregate Nominal Value
Ordinary	GBP	0.006705	25,575,571	171,484

(b)
the Company Shares are duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights, rights of repurchase or forfeiture, rights of participation, rights of maintenance or any similar rights;

(c)
as of 5 January 2021, (i) 25,575,571 Company Shares and no shares of preferred stock of the Company were issued and outstanding, (ii) no Company Shares or preferred shares of the Company were held in treasury, and (iii) an aggregate of 2,789,119 Company Shares were subject to or otherwise deliverable in connection with the exercise, vesting or settlement of outstanding Awards issued pursuant to the Company Share Plans;

(d)
there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote (excluding any rights on enforcement of security)) on any matters on which Company Shareholders may vote.  Except as described in this Clause 11.1.9 or as set out in Schedule IV, there are no issued or outstanding (i) securities of the Company convertible into or exchangeable or exercisable for Company Shares in the share capital or other voting securities of or ownership interests in the Company; (ii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for Company Shares or other voting securities or ownership interests in the Company; or (iii) Awards, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any part of the share capital or voting securities of the Company (the items in (i) through (iii) of this clause being referred to collectively as the “Company Securities”).  No Option has been granted to a service provider subject to taxation in the United States or as an Approved Option (as defined in the 2013 Share Incentive Plan) with a per share exercise price that is less than the fair market value of a Company Share on the applicable date that it was granted.  Each Award granted under any Company Share Plan was granted in all material respects in accordance with the applicable Company Share Plan and all applicable Laws, including the stock exchange listing rules and the Internal Revenue Code.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities.  None of the Company and its subsidiaries is a party to any voting agreement with respect to the voting of any the Company Securities or pursuant to which any person is entitled to elect, designate or nominate any director of the Company or any of its subsidiaries.  The Company is not a party to any agreement with respect to any of its securities granting any registration rights to any person;

(e)	no outstanding Company Share constitutes restricted stock or is otherwise subject to a repurchase or redemption right or right of first refusal in favour of the Company or any of its subsidiaries;

(f)	the Company has made available to Bidder true, correct and complete copies of each Company Share Plan and each form of award Contracts evidencing each Award; and

(g)	other than pursuant to any Contract made available to Bidder, there is no outstanding Indebtedness of the Company or the Company Group;

11.1.10	SEC Filings; Financial Statements:

(a)
since January 1, 2018, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, and collectively with all proxy statements, registration statements and prospectuses filed by the Company, the “Company SEC Documents”).  The Company has made available to Bidder true, correct and complete copies of all comment letters received by the Company from the staff of the SEC since January 1, 2018 and all responses to such comment letters by or on behalf of the Company.  No subsidiary of the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.  As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, to the extent applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the certifications and statements relating to the Company SEC Documents required by: (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (ii) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act); or (iii) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents (collectively, the “Company Certifications”) is accurate and complete in all material respects, and complies as to form in all material respects with all applicable Law;

(b)
the financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) other than the financial measures labeled as “non-GAAP measures” and included or referenced in the Company’s periodic earnings releases, were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC, and except that the unaudited financial statements may not contain notes and are subject to normal and recurring year-end adjustments that are not expected to be, individually or in the aggregate, material); and (iii) fairly presented, in all material respects, the consolidated financial position of the Company Group as of the respective dates thereof and the results of operations and cash flows of the Company Group for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that would not, individually or in the aggregate, be material);

(c)
the Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorisations of management and the Company Board; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.  Since January 1, 2018, neither the Company nor the Company’s independent registered accountants have identified or been made aware of: (i) any “significant deficiency” or “material weakness” in the design or operation of the internal control over financial reporting utilised by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; or (ii) any allegation of fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.  Since January 1, 2018, neither the Company nor any of its subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company Group, taken as a whole;

(d)
the Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.  The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.  The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any “significant deficiencies” and “material weaknesses” in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have significant roles in the Company’s internal control over financial reporting;

(e)
the Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents;

(f)
neither the Company nor any of its subsidiaries has any Liabilities of any nature, whether accrued, contingent or otherwise, except for Liabilities (i) reflected or reserved against on the face of the Company’s most recent consolidated balance sheet (or the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) incurred in the Ordinary Course of Business since the date of such balance sheet, (iii) which have been discharged or paid in full prior to the date of this Agreement, (iv) for fees and expenses of advisers incurred in connection with the transactions contemplated by this Agreement or (v) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(g)
the Company has not, since January 1, 2018, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company; and

(h)
as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company;

11.1.11	Absence of Certain Changes: from January 1, 2020 through the date of this Agreement, except as expressly required by this Agreement:

(a)	there has not been any Company Material Adverse Effect;

(b)	the business of the Company and its subsidiaries has been conducted in all material respects in the Ordinary Course of Business; and

(c)
the Company has not taken, authorised, agreed or committed to take any action, or failed to take any action, that would have required the consent of Bidder pursuant to Clause 10.1 (other than Clauses 10.1 (d), (f) (with respect to subsidiaries of the Company), (i) (to the extent relating to capital, vehicle or equipment leases that do not exceed $500,000 in the aggregate), (j), (k), (m), (n), (o), (v), (w), (x) or, with respect to each of the foregoing, (y)) had such action or event occurred after the date of this Agreement;

11.1.12	Property:

(a)	the Company and its subsidiaries do not own, and have never owned, any real property;

(b)
the Company and its subsidiaries hold valid and existing leasehold interests, subject to the terms of any lease, sublease or other Contract applicable thereto, in the Leased Real Property, in each case free and clear of any material Liens, other than Permitted Liens.  The Company has made available to Bidder a true, correct and complete copy of each material lease, sublease, license or other agreement under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property.  Neither the Company nor any of its subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or otherwise encumbered any interest in the leasehold or subleasehold of any Leased Real Property.  Neither the Company nor any of its subsidiaries has received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property; and

(c)
the Company or one of its subsidiaries owns or leases all of the material personal property owned or leased by the Company or any of its subsidiaries reflected on the most recent balance sheet included in the Company SEC Documents, free and clear of all Liens, other than Permitted Liens, except to the extent disposed of in the Ordinary Course of Business since the date of such balance sheet or for the disposition of obsolete assets that the Company has decided in its good faith business judgment are no longer used or useful in the operation of the business.  Each of the Company and its subsidiaries has good and valid title to, or in the case of leased properties and assets, valid leasehold interests or other comparable contractual rights in, all material tangible personal properties and assets necessary for the conduct of their respective businesses in all material respects in the manner currently conducted by the Company and its subsidiaries, free and clear of all Liens, other than Permitted Liens;

11.1.13	Compliance with Laws; Permits:

(a)
except in each case as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, since January 1, 2018: (i) the Company is and has been in compliance with and, to the Company’s knowledge, is not under investigation with respect to, (ii) the Company has not been threatened in writing (or, to the Company’s knowledge, otherwise) to be charged with, nor has it been subject to, or (iii) the Company has not been threatened in writing with an Action (or, to the Company’s knowledge, an investigation) concerning, nor given written (or, to the Company’s knowledge, other) notice of, any violation of, in each case ((i) through (iii)), any Law applicable to the Company or any of its subsidiaries or by which any of their respective assets, rights or properties are subject or bound.  There is no material judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its subsidiaries;

(b)
except in each case as has not been, and would not reasonably be expected to be, material to the Company Group, taken as a whole, (i) the Company and its subsidiaries have in effect all Permits that are necessary for the Company to own, lease or operate its properties and assets, including the manufacturing, packaging, storage and distribution, and to carry on its business as currently conducted; (ii) all such Permits are in full force and effect; and (iii) all terms and requirements of such Permits have been complied with;

(c)
except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, the Company has not been restrained by a Governmental Authority or other person in its ability to conduct or have conducted its business as currently conducted; and

(d)
to the Company’s knowledge, the Company and each of its subsidiaries is, and since January 1, 2018 has been, in compliance in all material respects with all United States and foreign import and export control Laws and regulations, including statutory and regulatory requirements under Title 19 – Customs (19 C.F.R. pt. 0-199), the U.S. Arms Export Control Act (22 U.S.C. 2778), the U.S. International Traffic in Arms Regulations (22 C.F.R. pt. 120 et seq.), the U.S. Export Administration Regulations (15 C.F.R. pt. 730 et seq.) and executive orders and laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury (collectively, the “Import and Export Control Laws”).  Neither the Company nor any of its subsidiaries has received any written or, to the Company’s knowledge, other communication since January 1, 2018 that alleges that the Company or any such subsidiary is not, or may not be, in compliance in any material respect with, or has, or may have, any material liability under, any Import and Export Control Laws;

11.1.14	Regulatory Matters:

(a)
except where such failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its subsidiaries are developing, testing, labeling, packaging, manufacturing, distributing, and storing, and at all times have developed, tested, labeled, packaged, manufactured, distributed, and stored, the Products in compliance with (i) the U.S. Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq. (the “FDCA”) and applicable implementing regulations issued by the FDA, including, as applicable, those requirements relating to any Emergency Use Authorization (“EUA”), (ii) the reporting requirements of Section 519 of the FDCA, 21 U.S.C. § 321 et seq., and the applicable regulations thereunder, including 21 C.F.R. Part 803, (iii) the Quality System Regulation set forth in 21 C.F.R. Part 820, (iv) the medicinal products and medical device Laws of the European Union and applicable implementing regulations and guidelines issued by applicable Governmental Authorities in the European Union, (v) any other applicable Governmental Authorities in any other country where the Company and its subsidiaries have developed, tested, labeled, packaged, manufactured, distributed or stored the Products, (vi) the regulations of the FDA and comparable foreign state and local rules and regulations regarding clinical investigations, good clinical practices, and good laboratory practices, including informed consent, institutional review board requirement, 21 C.F.R. Part 812, and distribution of Research Use Only products, (vii) the statutory requirement applicable to exports of devices, and (viii) all other regulations of the FDA and relevant foreign regulatory authorities;

(b)
neither the Company nor any of its subsidiaries has received any written notice asserting material noncompliance with the requirements of the FDA or any other Governmental Authority with respect to any Product or the manufacturing, handling, storage or shipment of any Product.  Neither the Company nor any of its subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or any other Governmental Authority alleging that any operation or activity of the Company or any of its subsidiaries is in violation in any material respect of the FDCA or the respective counterparts thereof promulgated by applicable state Governmental Authorities or Governmental Authorities outside the United States, including, as applicable, the medicinal products and medical device Laws of the European Union.  No material civil, criminal or administrative action, suit, demand, claim, complaint, hearing, notice, demand letter, inquiry, proceeding or request for information is pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries.  There has not been any violation in any material respect of any Laws by the Company in its product development efforts, submissions or reports to any Governmental Authority that could reasonably be expected to require investigation, corrective action or enforcement action;

(c)
neither the Company nor any of its subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or any such similar policies set forth in any applicable Laws of any Governmental Authority.  None of the Company or any of its subsidiaries or, to the Company’s knowledge, any of their respective officers, key employees or agents, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or exclusion under applicable Law, including 21 U.S.C. Section 335a.  No claims, actions or proceedings that would reasonably be expected to result in such a debarment or exclusion of the Company are pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries or any of their respective officers, employees or agents;

(d)
neither the Company nor any of its subsidiaries has received any (i) written notice of material FDA regulatory actions against Company or any of its subsidiaries, including untitled or warning letters or mandatory recalls, (ii) material documentation related to voluntary or mandatory recalls of any Products, or (iii) written safety alerts.  Neither the Company nor any of its subsidiaries has received an FDA Form 483 or any notice from any other Governmental Authority in respect of inspectional observations related to or affecting any Product, which has not been closed out by the FDA or such relevant Governmental Authority, except where such inspectional observations have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(e)
neither the Company nor any of its subsidiaries has received any written notice that the FDA or any other Governmental Authority has commenced or, to the Company’s knowledge, threatened to initiate, any action to withdraw or suspend an Investigational Device Exemption, or commenced or, to the Company’s knowledge, threatened to initiate, any action to enjoin production of a Product at any of its facilities.  To the Company’s knowledge, no clinical investigator who has conducted or, if still pending, is conducting any clinical trial sponsored by or on behalf of the Company or any of its subsidiaries has been disqualified from receiving investigational products by the FDA or any other Governmental Authority or received any written notice from the FDA or any other Governmental Authority of an intent to initiate such disqualification proceedings;

(f)
the facilities of the Company and its subsidiaries are registered, as required, and each product manufactured by or on behalf of the Company and its subsidiaries for commercial distribution in the United States that is required to be listed with the FDA under Section 510 of the FDCA is so listed.  All manufacturing operations conducted by or for the benefit of the Company and its subsidiaries have been and are being conducted in compliance in all material respects with applicable Laws, including, to the extent applicable, the provisions of the FDA’s current good manufacturing practice and quality system regulations, except where such failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its subsidiaries have filed with the FDA and other applicable Governmental Authorities all required notices, reports, supplemental applications and annual or other reports or documents that are material to the continued development, handling, manufacture, sale, and distribution of the Products;

(g)
The Company and its subsidiaries have completed and timely filed all annual or other required reports required to be filed with the FDA or under the FDCA, including reports of corrections and removals required by Section 519(f) of the FDCA and 21 C.F.R. Part 806;

(h)
each Product in current commercial distribution in the European Union is CE marked and fully authorized to be on the market in the entire European Union.  Except where it has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its subsidiaries has (i) introduced in commercial distribution any product that was, upon shipment by the Company or its subsidiaries, adulterated or misbranded in violation of Section 301(a) of the FDCA, (ii) adulterated or misbranded any product or product component after shipment in interstate commerce in violation of Section 301(k) of the FDCA, or (iii) promoted any product in violation of the FDCA;

(i)
to the Company’s knowledge, all preclinical studies and clinical trials, and other studies and tests of the Products conducted by or on behalf of the Company or its subsidiaries have been, and if still pending are being, conducted in compliance in all material respects, to the extent applicable, with the applicable protocol for such study or trial, good laboratory practices, good clinical practices and all applicable Laws.  No clinical trial conducted by or on behalf of the Company or its subsidiaries has been terminated or suspended prior to scheduled completion, and neither the FDA nor any other applicable Governmental Authority, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or its subsidiaries has initiated or, to the Company’s knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation of a Product conducted or proposed to be conducted by or on behalf of the Company and its subsidiaries;

(j)
all documents filed by the Company and its subsidiaries with the FDA or any other Governmental Authority with respect to the Products, or the manufacturing, handling, storage or shipment of the Products were, at the time of filing, true, complete and accurate in all material respects, and, to the Company’s knowledge, there is no adverse event information with respect to the Products that makes the information in the latest premarket approval annual report, as applicable, filed by the Company and its subsidiaries with the FDA materially inaccurate;

(k)
the Company has made available to Bidder true, correct and complete copies of the following regarding or involving the Company and its subsidiaries, to the extent in the possession or within the control of the Company or its subsidiaries and received, prepared or issued, as the case may be, in the past three (3) years: (i) all warning letters, untitled letters, and similar correspondence from the FDA or any foreign equivalent Governmental Authority; and (ii) all inspection reports and notices of inspectional observations, including Establishment Inspection Reports and Form FDA 483s, relating to inspections for compliance with the FDCA;

(l)
the Company has made available to Bidder information concerning or true and correct copies, as applicable, of (i) all Product recalls, field notifications, investigator notices, safety alerts, “serious adverse event” reports or other notices of action relating to an alleged lack of safety or regulatory compliance issued by the Company or any of its subsidiaries or by contracting persons acting on behalf of the Company or any of its subsidiaries (“Safety Notices”), in each case issued at any time in the past three (3) years, (ii) the dates such Safety Notices, if any, were resolved or closed, and (iii) to the Company’s knowledge, any material Product complaints that are currently unresolved;

(m)
neither the Company nor any of its subsidiaries is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Authority.  To the Company’s knowledge, neither the Company nor any of its subsidiaries is subject to any pending investigation by (i) the FDA, (ii) the Department of Health and Human Services Office of Inspector General or (iii) the Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729).  Neither the Company nor any of its subsidiaries has submitted any claim for payment to any government healthcare program in connection with any referrals that violated any applicable self-referral Law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn (known as the “Stark Law”), or any applicable state self-referral Law, except where such noncompliance, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company Group, taken as a whole;

(n)
neither the Company nor any of its subsidiaries has submitted any claim for payment to any government healthcare program in violation of any Laws relating to false claims or fraud, including the Federal False Claim Act or any applicable state false claim or fraud Law, except where such noncompliance, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company Group, taken as a whole;

11.1.15
Certain Business Practices: the Company and its subsidiaries are and have been in compliance with all applicable Anti-Corruption Laws, except where such noncompliance, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company Group, taken as a whole.  Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of its respective directors, officers, managers, employees, Representatives or agents (in each case, acting in the capacity of a director, officer, manager, employee or Representative of the Company or any of its subsidiaries) has: (i) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of any Anti-Corruption Laws, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect.  Since January 1, 2018, neither the Company nor any of its subsidiaries has received any written communication that alleges any of the foregoing;

11.1.16
Litigation: there is no Action (nor, to the Company’s knowledge, investigation) pending or, to the Company’s knowledge, threatened: (a) against the Company, any of its subsidiaries or any of their respective properties or assets, that (i) seeks a recovery against the Company in an amount in excess of USD $100,000, (ii) seeks material injunctive relief against the Company, (iii) seeks to impose any legal restraint on or prohibition against or limit the Company’s ability to operate the business of the Company and its subsidiaries substantially as it was operated immediately prior to the date of this Agreement, in each case in any material respect or (iv) individually or in the aggregate with all other pending or threatened Actions and investigations of which the Company has knowledge, is reasonably likely to have a Company Material Adverse Effect; or (b) whether or not naming the Company or any of its subsidiaries, against any current or former director or officer of the Company or any of its subsidiaries (in their respective capacities as such).  There are no judgments, orders, writs, injunctions or decrees outstanding against the Company or any of its subsidiaries, or any of their respective properties or assets, that would, individually or in the aggregate, (i) be, or reasonably be expected to be, material to the Company Group, taken together as a whole, or (ii) as of the date hereof, reasonably be expected to materially impede the ability of the Company to consummate the transactions contemplated by this Agreement (including the Acquisition) in accordance with the terms hereof and applicable Law;

11.1.17	Intellectual Property:

(a)
Clause 11.1.17(a) of the Company Disclosure Letter contains a true and complete list, as at the date of this Agreement, of all issued, registered and applied for: (i) Intellectual Property Rights owned by the Company and its subsidiaries (the “Owned Registered IP”); and (ii) material Licensed Intellectual Property Rights;

(b)
the Company is the sole and exclusive owner of all material Company Intellectual Property Rights other than the Licensed Intellectual Property Rights (collectively, the “Owned Intellectual Property Rights”) and holds all right, title and interest in and to all Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens);

(c)
to the Company’s knowledge, (i) the Company and its subsidiaries possess valid rights to use, free and clear of all Liens (other than Permitted Liens), the material Company Intellectual Property Rights other than the Owned Intellectual Property Rights and (ii) except as has not, and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect, the Company and its subsidiaries own or have adequate rights to use all Intellectual Property Rights used in connection with the operation of the business of the Company and its subsidiaries;

(d)
to the Company’s knowledge, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, the Company Intellectual Property Rights constitutes all intellectual property necessary to conduct the business of the Company and its subsidiaries in the manner currently conducted by the Company and its subsidiaries;

(e)
to the Company’s knowledge, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, neither the Company nor any of its subsidiaries, nor any activities of the Company or its subsidiaries (including the operation of the Company’s business by the Company and its subsidiaries or any predecessor or affiliate), including the use, sale, offer for sale, development, manufacture, distribution, importation, commercialization or other exploitation of the Company’s and its subsidiaries’ products, has infringed, contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any person;

(f)
there is no Action pending against, or threatened in writing against, the Company or any subsidiary (i) based upon, or challenging or seeking to deny or restrict, any of the material Company Intellectual Property Rights or the inventorship or ownership thereof, (ii) alleging that any of the material Company Intellectual Property Rights is invalid or unenforceable, (iii) alleging that any use of any of the material Company Intellectual Property Rights or any use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of the Products does or may misappropriate, infringe, or otherwise violate any Intellectual Property Right of any person, or (iv) otherwise alleging that the Company or any of its subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any person;

(g)
to the knowledge of the Company, the Company and its subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all Owned Registered IP filed by or on behalf of the Company or any of its subsidiaries and have made no material misrepresentation in such application;

(h)
each item of material Company Intellectual Property Rights will be owned or available for use by the Company and its subsidiaries immediately following the closing of the Acquisition on substantially identical terms and conditions as it was immediately prior to the Effective Date;

(i)
neither the Company nor any of its subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organisation pursuant to the rules of which it is obligated to license any existing or future material Company Intellectual Property Rights to any person or entity;

(j)
none of the Owned Intellectual Property Rights or, to the knowledge of the Company, material Licensed Intellectual Property Rights, are involved in any interference, reissue, re-examination, derivation, opposition, cancellation or similar proceeding;

(k)
all of the Owned Registered IP and, to the knowledge of the Company, the Intellectual Property Rights licensed to the Company and its subsidiaries (the “Licensed Registered IP”) are valid, enforceable, in full force and effect and subsisting;

(l)
all registration, maintenance and renewal fees applicable to the Owned Registered IP and, to the knowledge of the Company, Licensed Registered IP that are currently due have been paid and all documents and certificates necessary for the maintenance of such items have been filed with the Governmental Authority or other authorities in the applicable jurisdictions for the purposes of maintaining such items;

(m)	to the knowledge of the Company, no person has infringed, misappropriated or otherwise violated any material Company Intellectual Property Right;

(n)
the Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets of the Company, the value of which to the Company is contingent upon maintaining the confidentiality thereof and no such Trade Secrets have been disclosed other than to persons who are bound by written confidentiality agreements that protect the confidentiality of such Intellectual Property Rights;

(o)
each current and former employee of the Company and its subsidiaries, as well as each third party involved in the development or creation of any material Company Intellectual Property Rights, has executed a written agreement with the Company or such subsidiary expressly assigning to the Company all right, title and interest (including all Intellectual Property Rights) in any inventions and Copyrights, whether or not patentable, which (i) were invented, created, developed, authored, conceived or reduced to practice in the scope of and during the term of such employee’s employment for the Company or its subsidiaries and (ii) do not automatically vest in the Company or such subsidiary by operation of Law;

(p)	the IT Assets operate and perform in a manner that permits the Company to conduct its business as currently conducted;

(q)
to the knowledge of the Company, no person has gained material unauthorised access to the IT Assets and there has been no material (i) unauthorised acquisition of, access to, loss of, misuse (by any means) of any personal information, confidential information or trade secret, or (ii) unauthorised or unlawful handling of any personal information, confidential information or trade secret, in each case, used or held for use by or on behalf of the Company; and

(r)
the Company has taken commercially reasonable steps designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorised use, access, interruption, modification or corruption;

11.1.18	Taxes:

except as has not, and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect:

(a)
with respect to Taxes for which the period of assessment or collection has not lapsed, all Tax Returns required by applicable Law to be filed with any Tax Authority by, or on behalf of, the Company and its subsidiaries have been filed when due (taking into account any authorised extensions) in accordance with all applicable Law and all such Tax Returns were, when filed, accurate and complete;

(b)
each of the Company and its subsidiaries has paid (or has had paid on its behalf) all Taxes due and payable (whether or not shown on a Tax Return) and has withheld and remitted to the appropriate Tax Authority all Taxes required to be withheld and remitted, and, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which each of the Company and its subsidiaries has prepared audited financial statements;

(c)
there is no Action (nor, to the Company’s knowledge, investigation) now pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its subsidiaries in respect of any Taxes, and no deficiency in respect of Taxes has been asserted in writing as a result of any examination or Action (or, to the Company’s knowledge, investigation) by any Tax Authority that has not been paid or contested in good faith (with appropriate reserves established in accordance with GAAP);

(d)	there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its subsidiaries;

(e)	each of the Company and its subsidiaries:

(i)	is not, and has not been, a party to any Tax Sharing Agreement that will not be terminated prior to the Effective Date; and

(ii)
for taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, has not been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its subsidiaries and which included only the Company and /or any of its subsidiaries); and

(f)	the Company does not have any liability for the payment of any Tax imposed on any person (other than the Company or any of its subsidiaries) as a transferee or successor.

11.1.19	Material Contracts:

(a)
The Company has prior to the date of this Agreement made available to Bidder a true and complete copy of each Material Contract (including all amendments, modifications, extensions and renewals thereto and waivers thereunder).  For purposes of this Agreement, each of the following constitutes a “Material Contract”:

(i)
each Contract that is a settlement, conciliation or similar agreement pursuant to which (A) the Company or any of its subsidiaries will be required after the date of this Agreement to pay more than USD $100,000, (B) that contains material restrictions on such party’s conduct or (C) the Company or the applicable subsidiary has any ongoing rights or obligations;

(ii)	each Contract relating to Indebtedness for borrowed money or under which any Lien is created or was incurred by the Company or any of its subsidiaries, other than Permitted Liens;

(iii)
any agreement involving any current or (to the extent the Company or such subsidiary has any remaining material rights or obligations under such Contract) former officer, director or shareholder of the Company or any Affiliate thereof;

(iv)
each Contract constituting a material joint venture, partnership or collaboration or similar Contract to which the Company or any of its subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the subsidiaries;

(v)
each Contract that (A) restricts the ability of the Company or any of its subsidiaries to compete in any business with any person in any geographical area (except with respect to a specified territory in any supply or distributor Contract entered into in the Ordinary Course of Business), (B) requires the Company or any of its subsidiaries to conduct any business on a “most favoured nation” basis with any third party or (B) provides for “exclusivity” or any similar requirement in favour of any third party, except in the case of each of clauses (A) and (B) for such restrictions, requirements or provisions that are not, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole;

(vi)
each Contract that by its terms requires the Company or any of its subsidiaries, or any successor to, or acquirer of, the Company or any of its subsidiaries, to make any payment as a result of a change of control of the Company or any of its subsidiaries, whether alone or in combination with any other event that would not itself result in such payment (a “Change of Control Payment”), or gives any person a right to receive or elect to receive a Change of Control Payment;

(vii)
each Contract for the acquisition or divestiture of a business (including any Contract containing an option to so acquire or divest) that has been entered into within the past four (4) years or that contains (A) aggregate consideration in excess of USD $250,000, (B) continuing covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Company or any of its subsidiaries in excess of USD $250,000 or (C) any other material obligations;

(viii)
each Contract pursuant to which the Company or any of its subsidiaries has continuing obligations or interest involving payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its subsidiaries;

(ix)
each Contract under which the Company or any of its subsidiaries receives or grants Intellectual Property Rights from or to any third party (other than off-the-shelf, commercially available and/or “shrink-wrap” agreements entered into in the Ordinary Course of Business (“Readily Available Software Agreements”) and supply or distributor Contracts entered into in the Ordinary Course of Business), pursuant to which the Company or any of its subsidiaries has any continuing rights or obligations, except for such rights that are not material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

(x)	each material Contract for Leased Real Property;

(xi)
any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii)
any material Contract with any distributor and any material Contract with any other reseller or non-employee sales representative pursuant to which the Company or any of its subsidiaries has any continuing rights or obligations;

(xiii)
any material Contract (other than any purchase order entered into in the Ordinary Course of Business) with sole source or single source suppliers to any of the Company or any of its subsidiaries of products or services required for the manufacturing of the Products, other than (A) readily replaceable products or services, (B) Readily Available Software Agreements and (C) confidentiality or nondisclosure agreements entered into in the Ordinary Course of Business;

(xiv)
any Contract that is an employment or consulting agreement with any executive officer or other employee of the Company or any Company subsidiary who earns an annual salary or fee from the Company or any Company subsidiary in excess of USD $200,000 and any Contract providing for retention or transaction-based payments; and

(xv)
any Contract with any Affiliate, director, executive officer, person holding 5% of more of the Company Shares, or to the knowledge of the Company, any Affiliate or immediate family member of any of the foregoing;

(b)
each Material Contract is valid, binding and in full force and effect and enforceable against the Company or its applicable subsidiary party thereto and, to the knowledge of the Company, against the other party or parties thereto, in each case in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)); and

(c)
neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any other party to a Material Contract, has materially breached or violated any provision of, or taken or failed to take any action which, with or without notice, lapse of time, or both, would constitute a material breach under the provisions of such Material Contract, and, since January 1, 2018, neither the Company nor any of its subsidiaries has received written notice that it has materially breached, materially violated or defaulted under any Material Contract;

11.1.20
Environmental Matters: except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and each of its subsidiaries is in compliance with all applicable Environmental Laws; (b) there are no Actions (nor, to the Company’s knowledge, investigations) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries alleging that the Company or any of its subsidiaries is violating any applicable Environmental Law; (c) to the knowledge of the Company, there are no Hazardous Materials at any property currently or formerly owned or operated by the Company or any of its subsidiaries; and (d) neither the Company nor any of its subsidiaries has received any written (or, to the Company’s knowledge, other) notice, demand letter, claim or request for information alleging that the Company or any of its subsidiaries is in violation of or subject to Liability under any Environmental Law, or concerning any release or threatened release of Hazardous Materials at property currently or formerly owned or operated by the Company or any of its subsidiaries.  Neither the Company nor any of its subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or any similar Law, concerning any release or threatened release of Hazardous Materials at any location.  The representations and warranties made by the Company in this Clause 11.1.20, together with the representations and warranties set forth in Clause 11.1.6 (Governmental Authorisation) are the sole and exclusive representations and warranties made regarding environmental, health or safety matters, Environmental Laws, Environmental Permits or Hazardous Materials;

11.1.21
Insurance: the Company has made available to Bidder an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Company and its subsidiaries, and all such material insurance policies are in full force and effect, and no written notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder.  The Company maintains insurance coverage in such amounts and covering such risks as are consistent with its past custom and practice, and the Company’s brokers in respect of such insurance coverage have never informed the Company that such insurance coverage deviates in any material respect from normal industry practice for companies of similar size and stage of development.  There is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies;

11.1.22
Opinion of Financial Adviser: the Company Board has received the opinion of Perella Weinberg Partners LP to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in the opinion, the Consideration to be received in the Acquisition by the holders of Company Shares was fair, from a financial point of view, to holders of Company Shares.  The Company shall deliver to Bidder solely for informational purposes a copy of the signed opinion immediately following the execution of this Agreement;

11.1.23
Finders’ Fees: except for Perella, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of the Company who might be entitled to any fee or commission from the Company or any subsidiary in connection with the Acquisition.  The Company has made available to Bidder or its Representatives a true and complete copy of all agreements with Perella pursuant to which it would be entitled to any payment relating to the Acquisition;

11.1.24	Employees and Benefit Plans:

(a)
the Company has made available to Bidder a true and complete copy of (i) each material Benefit Plan (including all amendments thereto) or, if not reduced to writing, a summary of all material terms thereof, provided, however, that the Company shall not be required by this Section 11.1.24 to provide copies of any employment, consulting or other service agreements or offer letters, other than the standard forms of such agreements made available to Bidder, and (ii) for each Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code, a copy of the most recent determination or opinion letter from the U.S. Internal Revenue Service;

(b)
except as has not, and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect, each Benefit Plan has been operated, funded and administered in compliance with its terms and applicable Law;

(c)
each Benefit Plan that intended to be qualified under Section 401(a) of the Code has received and is entitled to rely on a determination letter or opinion letter from the U.S. Internal Revenue Service to the effect that such Benefit Plan is qualified and the plan and the trust related thereto are exempt from United States federal income tax and, to the Company’s knowledge, there are no circumstances that adversely affect such Benefit Plan’s qualified status;

(d)
the Benefit Plans do not include any “defined benefit pension plan” (within the meaning of Section 414(j) of the Internal Revenue Code) or any plan equivalent thereto within any similar foreign Law, or any liability for such plans;

(e)
none of the Company, any of its subsidiaries nor any employer, trade or business that could at any time be treated as a “single employer” with the Company or any of its subsidiaries under Section 414 of the Internal Revenue Code or Section 4001(b)(1) of ERISA has within the seven (7) year period ending on the date of this Agreement sponsored, maintained, contributed to or been required to contribute to, or has any Liability in respect of, (i) a plan that is or was subject to Title IV of ERISA, or (ii) a plan that is or was subject to the minimum funding rules of Section 302 of ERISA or Section 412 of the Internal Revenue Code;

(f)
except as required under applicable Law, no Benefit Plan provides health or welfare benefits following retirement or other termination of employment or service, other than through the end of the month of termination or as premium reimbursement/premium waiver, or continued coverage at the individual’s cost, for health insurance during a notice or severance period not in excess of eighteen (18) months;

(g)
except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event) is reasonably likely to (i) result in any payment or benefit to any current or former employee, director, or individual independent contractor of the Company or any of its subsidiaries, (ii) directly or indirectly cause or result in the acceleration or increase of any obligation or benefits under any Benefit Plan, including accelerated vesting or payment of any compensation or benefits under, or the required funding of, any Benefit Plan, (iii) limit or restrict the ability of the Company or its subsidiaries, as applicable, to modify, amend or terminate any Benefit Plan, or (iv) require any current or former employee or independent contractor of the Company to be notified or consent to the transactions (other than in such individual’s capacity as a Company Shareholder or as the holder of an Award);

(h)
no current or former employee, director or independent contractor of the Company or any of its subsidiaries has received or could receive any payments or benefits under any Benefit Plan that (i) have resulted or could result, individually or in combination with any other payments or benefits, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, or (ii) have resulted or could result in any Liability of the Company or any of its subsidiaries for failure to comply with Section 409A of the Internal Revenue Code;

(i)
no current or former employee, director or independent contractor of the Company or any of its subsidiaries is entitled to a gross-up, reimbursement or other payment in respect of any Taxes under Section 4999 of the Internal Revenue Code in respect of any payments or benefits that may be paid in connection with or following the consummation of the transactions contemplated by this Agreement;

(j)
the Company and its subsidiaries are in compliance with (i) all applicable Laws respecting terms and conditions of employment, payment of wages and hours of work, employment or other discrimination, employee classification (for overtime or vacation purposes or as employee versus independent contractor), record keeping, equal pay or pay equity, workers’ compensation, family and medical or other employee leave (including the U.S. Families First Coronavirus Response Act), the U.S. Immigration Reform and Control Act, the UK Immigration Act 1996, labour relations, disability rights or benefits, privacy, unlawful harassment, retaliation, whistleblowing, wrongful discharge or violation of the personal rights of Employees or prospective employees, equal opportunity/affirmative action, plant closure or mass layoff issues, unemployment insurance, and occupational safety and health requirements and (ii) all employment or other individual service providing Contract, in each case other than such failures to comply that will not, individually or in the aggregate, result in Liability that would be material to the Company Group, taken as a whole;

(k)
neither the Company nor any of its subsidiaries is or since January 1, 2018 has been a party to any collective bargaining agreement, trade union agreement, industry or national labour agreement, works council, staff association, employee representative agreement, or information or consultation agreement.  Within the thirty-six (36) months ending on the date of this Agreement, neither the Company nor any of its subsidiaries has experienced any actual or threatened strikes, grievances, industrial action, claims of unfair labour practices or other collective bargaining disputes.  No consent of, consultation with, or the rendering of formal advice by, any labour or trade union, works council or other employee representative body is required for the Company or any of its subsidiaries to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement.  No collective bargaining agreement or other similar agreement of the Company or any of its subsidiaries prohibits or in any way restricts the temporary or permanent suspension or termination of any Employee, or the relocation or closing of any office, facility or other operation of the Company and its subsidiaries.  To the Company’s knowledge, no organisational effort has been made or threatened (including the filing of a petition for certification) either currently or within the past two (2) years, by or on behalf of any labour union or works council with respect to Employees;

(l)
there is no Action (nor, to the Company’s knowledge, investigation) pending or, to the Company’s knowledge, threatened with respect to or involving any Benefit Plans, employees (in their capacities as such) or employment-related matters, either by private persons or by Governmental Authorities, other than claims for benefits in the Ordinary Course of Business.  Neither the Company nor any of its subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority with respect to employment practices.  No charges or complaints are open and pending against the Company or, to the Company’s knowledge, any of its subsidiaries with the U.S. Equal Employment Opportunity Commission, the U.S. Office of Federal Contract Compliance Programs (the “OFCCP”), the UK Equality and Human Rights Commission or any other Governmental Authority with respect to any employment-related matters or pursuant to internal complaint procedures.  To the Company’s knowledge, (i) there are no, and since January 1, 2018 there have not been any, Actions or investigations pending or threatened, against the Company or any of its subsidiaries, or any internal investigations by the Company or any of its subsidiaries, in each case, involving allegations of discrimination, harassment, retaliation, or other similar wrongdoing brought by any Employee at the level of vice president or above, (ii) nor have any requests been made to conduct any such internal investigations;

(m)
during the past two (2) years, neither the Company nor any of its subsidiaries has caused (i) a plant closing as defined in the U.S. Worker Adjustment and Retraining Notification Act or other comparable Law (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment of such person or (ii) a mass layoff as defined in the WARN Act. Neither the Company nor any of its subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any foreign, state or local Law similar to the WARN Act;

(n)
to the Company’s knowledge, neither the Company nor any of its subsidiaries has any material Liability or obligation with respect to any misclassification of (i) any person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or  (iii) any person currently or formerly classified as exempt from overtime and minimum wages;

(o)
neither the Company nor any of its subsidiaries has taken any actions due to the COVID-19 pandemic to furlough or otherwise temporarily lay off Employees, terminate the employment of any Employee, reduce hours or wages or benefits of Employees or provided notice of any intent to do the foregoing.  The Company and each of its subsidiaries have taken reasonable steps to protect Employees in the workplace with respect to the COVID-19 pandemic to the extent reasonably required under applicable COVID-19 Measures and, to the Company’s knowledge, has not experienced any material employment-related liability due to the COVID-19 pandemic.  Neither the Company nor any of its subsidiaries has participated in the UK Coronavirus Job Retention Scheme or any similar scheme;

(p)
since January 1, 2018, neither the Company nor any of its subsidiaries has breached or violated any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus, pension and welfare funds and all other funds to which an employer is required by non-U.S. Law to contribute that, individually or in the aggregate, has resulted in or would reasonably be expected to result in any material Liability or the loss of any material right or benefit with respect to the Company or any of its subsidiaries;

(q)
neither the Company nor any of its subsidiaries has in the twelve (12) months preceding the date of this Agreement given notice of redundancies to the relevant UK Secretary of State or started consultations with a trade union under Part IV Chapter II UK Trade Union and Labour Relations (Consolidation) Act 1992 or failed to comply with its obligations under Part IV Chapter II of that Act.  In the twelve (12) months preceding the date of this Agreement, neither the Company nor any of its subsidiaries has been a party to a relevant transfer (as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006), or provided indemnity protection to any third party in relation to any relevant transfer taking place within that timeframe, or failed to comply with an obligation imposed by such Laws, and no such notice of redundancies and no such relevant transfer is pending or anticipated; and

(r)	no employee with a title of “vice president” or above is employed under a non-immigrant work visa or other work authorisation that is limited in duration;

11.1.25	Privacy and Data Security:

(a)
except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the practices of the Company and its subsidiaries concerning collection, use, analysis, retention, storage, protection, security, transfer, disclosure, disposal, and other processing of Personal Information comply with, and have not violated, any (i) Contract, including any business associate agreement, data processing agreement or data use agreement entered into by the Company or its subsidiaries with a client, (ii) applicable Privacy Law, or (iii) internal or external written policy of the Company and its subsidiaries;

(b)
except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, neither the Company nor any of its subsidiaries has (i) received written or other notice of an investigation by any Governmental Authority for an actual or alleged violation of any applicable Privacy Law, or (ii) received any written (or, to the Company’s knowledge, other) complaints or notices from any person alleging a violation of any Privacy Law;

(c)
the Company and each of its subsidiaries has implemented reasonable administrative, physical, organizational, and technical safeguards to protect the Personal Information processed by the Company and its subsidiaries, and such safeguards take into account the size and scope of the Company and the risks posed to the Personal Information processed by the Company and its subsidiaries, except for such failures to implement as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.  The Company and its subsidiaries maintain, and have remained in compliance with, written policies and procedures concerning the (i) protection of Personal Information, (ii) the protection of the systems, technology and networks that process such Personal Information, and (iii) prevention, detection, containment, and correction of security incidents and violations respecting its information systems, except for such failures to maintain or remain in compliance as have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole;

(d)
except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, there has been no: (i) unauthorised disclosure or use of any Personal Information in the possession, custody or control of the Company or any of its subsidiaries, or (ii) breach of any of the Company’s or its subsidiaries’ security procedures wherein Personal Information has been disclosed to an unauthorised third person.  Since January 1, 2018, neither the Company nor any of its subsidiaries has notified another party or a Governmental Authority of any security incident or breach of information security procedures;

(e)
except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the extent that the Company or its subsidiaries collect Personal Information of persons located outside of the United States, the Company and its subsidiaries have implemented sufficient mechanisms to ensure that the transfers of Personal Information from such persons’ home country to any other country complies with Privacy Laws, including any applicable restrictions placed on the transfer of such Personal Information;

(f)
except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its subsidiaries have entered into written agreements with each third-party service provider, vendor and business partner that has access (including storage) to Personal Information on behalf of the Company (“Data Related Vendors”) that require compliance with all Privacy Laws.  To the knowledge of the Company, the Company and its subsidiaries have taken reasonable and sufficient steps to select and retain only those Data Related Vendors that have maintained the confidentiality and security of the Personal Information to which they have access;

11.1.26
Affiliate Transactions:  except for Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof, no executive officer or director of the Company is a party to any Contract with or binding upon the Company or any of its subsidiaries or any of their respective assets, rights or properties or has any material interest in any material asset, right or property owned by the Company or any of its subsidiaries.  Since January 1, 2018, there has been no transaction, or series of similar transactions, Contracts, arrangements or understandings, to which the Company or any of its subsidiaries is or was a party, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC that has not been so disclosed;

11.1.27	No Rights Plan: there is no shareholder rights plan, “poison pill”, antitakeover plan or similar device or Contract in effect to which the Company is a party or otherwise bound;

11.1.28
Suppliers:  Clause 11.1.28 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 10 suppliers of the Company and its subsidiaries for the fiscal year ended December 31, 2020, as measured by the aggregate amounts paid by the Company and its subsidiaries during each such period (the “Top Suppliers”).  Since January 1, 2020, (a) there has been no termination of the business relationship of the Company or its subsidiaries with any Top Supplier, (b) there has been no material change in the terms of its business relationship with any Top Supplier adverse to the Company or its subsidiaries and (c) no Top Supplier has notified the Company or any of its subsidiaries in writing (or, to the Company’s knowledge, otherwise) that it intends to terminate or materially change the pricing or other material terms of its business in any respect adverse to the Company or its subsidiaries; and

11.1.29
No Other Representations or Warranties: except for the representations and warranties expressly set forth in this Clause 11.1, neither the Company, its subsidiaries, nor any Representative or other person acting on behalf of the Company or its subsidiaries makes any express or implied representation or warranty with respect to the Company or its subsidiaries or with respect to any other information provided to Bidder, Bidco or their Representatives in connection with the transactions contemplated hereby.

11.2	The Acquirers jointly and severally represent and warrant to the Company that:

11.2.1
Corporate Existence and Power: each Acquirer is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on their respective businesses as now conducted.  Each Acquirer is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary or applicable, and each Acquirer has all governmental licenses, authorisations, Permits, consents and approvals required to carry on its respective business as now conducted, in each case except where failure to be so qualified or in good standing, or failure to have such governmental licenses, authorisations, Permits, consents or approvals, has not had and would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect;

11.2.2
Corporate Authorisation: each Acquirer has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof.  The execution and delivery of this Agreement by each Acquirer have been duly and validly authorised by all necessary corporate action on the part of such Acquirer, and no other corporate action on the part of either Acquirer is necessary to authorize the execution and delivery by such Acquirer of this Agreement;

11.2.3
Binding Obligations: this Agreement has been duly executed and delivered by each Acquirer and, assuming due authorisation, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligations of each Acquirer and is enforceable against each Acquirer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

11.2.4
Governmental Authorisation: the execution, delivery and performance by each Acquirer of this Agreement, the consummation by it of the Acquisition and the implementation of the Scheme requires no action by or in respect of, or filing with, any Governmental Authority (which for the purposes of this warranty and representation does not include the UK Panel of Takeovers and Mergers) or any stock market or stock exchange on which shares of Bidder are listed for trading in connection with the execution and delivery of this Agreement or each Acquirer’s performance of its respective obligations hereunder or the consummation of the Acquisition and the other transactions contemplated by the Circular, other than: (a) as may be required to comply with the provisions of the Act; (b) with respect to any Clearance; (c) compliance with any applicable requirements of applicable United States securities Laws; and (d) such other actions, authorisations, consents, approvals or filings, the absence of which, individually or in the aggregate, would not have and would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect;

11.2.5
Non-Contravention: the execution, delivery and performance by each Acquirer of this Agreement and the consummation of the Acquisition and the other transactions contemplated by the Circular do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of any provision of such Acquirer’s or its subsidiaries’ constitutional or organisational documents;

(b)	require the approval of its shareholders or any vote or consent of the holders of any class or series of capital stock or other securities of Bidder;

(c)	assuming compliance with the matters referred to in Clause 11.2.4, contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

(d)
assuming compliance with the matters referred to in Clause 11.2.4, require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Acquirer or any of its subsidiaries is entitled under any provision of any Contract or other instrument binding on such Acquirer or any of its subsidiaries or any Contract, license, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of such Acquirer and its subsidiaries; or

(e)	result in the creation or imposition of any Lien on any asset of any Acquirer;

with only such exceptions, in the case of each of subclauses (c) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect;

11.2.6	Formation and Activities of Bidco: all of the issued share capital of Bidco is owned indirectly by Bidder;

11.2.7
Litigation: there is no Action (or any basis therefor) pending or, to the knowledge of each Acquirer, threatened against such Acquirer or any of its subsidiaries, that would reasonably be expected to (a) prevent such Acquirer from being able to comply with its obligations pursuant to this Agreement or (b) have a Bidder Material Adverse Effect.  There are no material judgments, orders, writs, injunctions or decrees outstanding against any Acquirer or any of its subsidiaries, or any of their respective properties or assets, that would, as of the date hereof, have or reasonably be expected to have, a Bidder Material Adverse Effect;

11.2.8
Sufficient Funds: Bidder (together with its subsidiaries) has available sufficient resources, and will cause Bidco to have available sufficient resources, which will be available at such time as Bidder is obligated to pay the Cash Consideration to the Receiving Agent in accordance with Clause 2.3, to satisfy, in full, the cash consideration requirements under and in connection with the Acquisition, including the Cash Consideration, and to otherwise satisfy the Acquisition and pay all related fees and expenses required to be paid by any Acquirer under this Agreement.  The receipt or availability of any funds or financing by or to any Acquirer or any of their Affiliates or any other financing transaction is not a condition to any of the obligations of any Acquirer hereunder;

11.2.9
Finders’ Fees: except for Guggenheim, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of any Acquirer who might be entitled to any fee or commission from any Acquirer in connection with the Acquisition; and

11.2.10
No Other Representations or Warranties: except for the representations and warranties expressly set forth in this Clause 11.2, neither Bidder, its subsidiaries (including Bidco), nor any Representative or other person acting on behalf of Bidder or its subsidiaries makes any express or implied representation or warranty with respect to Bidder or its subsidiaries or with respect to any other information provided to the Company or its representatives in connection with the transactions contemplated hereby.

11.3	Each of the representations and warranties in this Clause 11 shall be construed as separate and shall not be limited or restricted by the terms of any other such representation or warranty.

12.	TERMINATION

12.1	This Agreement may be terminated as follows:

12.1.1	upon agreement in writing between Bidder and the Company at any time prior to the Effective Date;

12.1.2	by the Company, in accordance with Clause 10.3.2(b);

12.1.3
by either Bidder or the Company, by written notice to the other, if any court of competent jurisdiction or other Governmental Authority shall have issued an injunction, judgment order, rule or decree permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate this Agreement pursuant to this Clause 12.1.3 shall not be available to a party whose breach of any provision of this Agreement shall have been the primary cause of such injunction);

12.1.4	by Bidder, by written notice to the Company, if:

(a)	a material breach of Clause 10.2 or Clause 10.3 occurs;

(b)	following the Court Meeting or the General Meeting, the Company Board notifies Bidder in writing or publicly states that the Company will not seek the sanctioning of the Scheme by the Court;

(c)
(i) the Company Board effects a Company Adverse Change Recommendation, (ii) where the Company Board withdraws or modifies in a manner adverse to Bidder or Bidco the Company Board Recommendation or shall have failed to include the Company Board Recommendation in the Circular when mailed, or (iii) the Company Board shall have failed to reaffirm the Company Board Recommendation within ten (10) Business Days after (A) a takeover offer, tender offer or exchange offer for outstanding Company Shares shall have been commenced (other than by Bidder or one of its subsidiaries) or (B) Bidder so requests such reaffirmation in writing (provided that (x) Bidder shall be only allowed to make two (2) such reaffirmation requests with respect to each such disclosure or announcement of an Acquisition Proposal (but in no event within ten (10) Business Days of a prior reaffirmation request with respect to the same disclosure or announcement of an Acquisition Proposal, unless there are less than ten (10) Business Days prior to the date of the Court Meeting, in which case such ten (10) Business Day limitation shall be reduced to five (5) Business Days), and otherwise only one such reaffirmation request not in connection with any such disclosure or announcement of an Acquisition Proposal and (y) such ten (10) Business Day deadline for reaffirming the Company Board Recommendation shall be shortened to the date that is three (3) days prior to the General Meeting, if such date is earlier);

(d)
the Company breaches any of its representations and warranties set out in Clause 11 or fails to perform any covenant or obligation in this Agreement on the part of the Company, in each case such that the conditions set forth in Clause 9.1.4 or 9.1.5 would not be satisfied and such breach cannot be cured by the Company by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidder gives the Company written notice of such breach or failure to perform; provided, however, that Bidder shall not have the right to terminate this Agreement pursuant to this Clause 12.1.4(d) if either Bidder or Bidco is then in material breach of any representation, warranty, covenant or obligation hereunder;

12.1.5
by the Company, by written notice to Bidder, if Bidder or Bidco breaches any of its representations and warranties set out in Clause 11 or fails to perform any covenant or obligation in this Agreement on the part of Bidder or Bidco, in each case, if such breach or failure would reasonably be expected to prevent Bidder or Bidco from consummating the transactions contemplated by this Agreement and such breach or failure cannot be cured by Bidder or Bidco, as applicable, by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within 30 days of the date the Company gives Bidder written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Clause 12.1.5 if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

12.1.6
by either Bidder or the Company, by written notice to the other, if the Scheme is not approved by the requisite majority of the Company Shareholders at the Court Meeting or the relevant Resolutions are not passed by the requisite majority of the Company Shareholders at the General Meeting or the Scheme is not sanctioned by the Court at the Court Hearing (in each case including at any adjournment or postponement of such meeting) and, within ten (10) Business Days of any such event, either the Bidder has not requested written consent to a Takeover Switch (or confirmed that it does not intend to pursue a Takeover Switch) or the Bidder has requested written consent to a Takeover Switch and the Company has failed to give such written consent; or

12.1.7
by either Bidder or the Company, by written notice to the other, if the Effective Date has not occurred by the Long Stop Date; provided that, notwithstanding any other provision of this Agreement, the right to terminate this Agreement pursuant to this Clause 12.1.7 shall not be available to any party whose material breach of this Agreement has primarily caused the failure of the Effective Date to have occurred by the Long Stop Date.

12.2
If this Agreement is terminated pursuant to this Clause 12, this Agreement shall become void and of no effect and there shall be no other liability between the Company, on the one hand, or Bidder or Bidco, on the other hand; provided that (a) the Confidentiality Agreement and Clauses 1, 12, 13, 14, 15, 16, 17, 18, 19, 20 and 21 shall survive such termination, and (b) no such termination shall relieve any party of any liability or damages to any other party resulting from any fraud or Wilful Breach of this Agreement.

12.3
Prior to any adjournment of the Court Meeting or the General Meeting or any delay of the Court Hearing beyond the expected date for such meeting or hearing (as the case may be) as set out in the Circular, the Company will seek an undertaking from any competing offeror in respect of a then existing Acquisition Proposal to clarify its intentions with respect to its Acquisition Proposal by no later than seven (7) days prior to any proposed date for such adjourned Court Meeting or General Meeting or delayed Court Hearing.

12.4
No party shall have any right to terminate this Agreement, whether under this Agreement or otherwise, except as expressly set out in Clause 12.1 (and if, by operation of law, any party has such a right, it undertakes not to exercise such right).

13.	COMPENSATORY PAYMENT

13.1	In the event that this Agreement is terminated:

13.1.1	by the Company pursuant to Clause 12.1.2;

13.1.2	by Bidder pursuant to Clauses 12.1.4(a), (b) or (c); or

13.1.3
by Bidder pursuant to Clause 12.1.4(d) or by Bidder or the Company pursuant to Clause 12.1.6 or 12.1.7 where (i) any person shall have informed the Company Board of or shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination, which Acquisition Proposal has not been irrevocably withdrawn (and, in the case of a publicly disclosed Acquisition Proposal, publicly withdrawn) prior to such termination and (ii) within twelve (12) months of such termination, an Acquisition Proposal (which, for the avoidance of doubt, may be a different Acquisition Proposal than the one outstanding as of the termination date) is completed.

13.2
then, in any such event under Clause 13.1, the Company (or the successor to, or acquirer of, the Company) will pay to Bidder (or its designated Affiliate) an amount equal to USD $5,900,000 plus any VAT due in accordance with Clause 13.5.2 (the “Compensatory Payment”) (a) in the case of Clause 13.1.1, prior to or concurrently with such termination or the execution of a definitive agreement in respect of a Superior Proposal, (b) in the case of Clause 13.1.2, within two (2) Business Days following such termination and (c) in the case of Clause 13.1.3, within two (2) Business Days after the Acquisition Proposal is completed.  The parties acknowledge and agree that: (i) at the date of this Agreement it is not possible to ascertain the amount of the overall loss that Bidder may incur in the circumstances in which the Compensatory Payment is payable; and (ii) the Compensatory Payment represents a genuine estimate by the parties of the amount of the overall loss that Bidder would incur in such circumstances, is proportionate to the legitimate interests of Acquirers in the enforcement of the obligations pursuant to Clause 13 and is not paid in compensation for any other payment which would have been due under this Agreement but for its termination.  All sums payable under this Clause 13 shall be paid in the form of an electronic funds transfer for same day value to such bank as may be notified to the Company by Bidder and shall be paid in full free from any deduction or withholding whatsoever (save as required by law) and without regard to any Lien, right of set-off, counter-claim or otherwise.  Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that in the event that the Compensatory Payment becomes payable by, and is paid in full by, the Company, in no event shall Bidder’s right to receive monetary damages in connection with this Agreement be greater than the Compensatory Payment, and the Compensatory Payment shall be the sole and exclusive remedy for damages by Bidder, its Affiliates and any Representatives of any of the foregoing against the Company and its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Acquisition to be consummated, and under circumstances where such Compensatory Payment is due, upon payment of such amount, none of the Company or any of its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement, the Acquisition or the transactions contemplated hereby; provided, that, nothing in this Clause 13.2 shall relieve any party from Liability for fraud.  The parties acknowledge and agree that in no event shall the Company be required to pay the Compensatory Payment on more than one occasion to Bidder, whether or not the Compensatory Payment may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

13.3	The parties agree that the provisions of Clause 13.1 shall apply mutatis mutandis following a Takeover Switch.

13.4
The parties agree to treat any Compensatory Payment payable as not consideration for a taxable supply for VAT purposes on the basis that the payment is to compensate Bidder for the time and effort that it has incurred and is not directly linked to a supply made to the Company by Bidder or any Affiliate, and the parties agree to use all reasonable endeavors to secure such treatment.  If the published guidance of HMRC on the date that the Compensatory Payment is due to be made indicates that the Compensatory Payment may be subject to VAT, the parties will jointly apply in writing to HMRC for confirmation that the treatment set out in this Clause 13.4 applies.

13.5	If, however, the Compensatory Payment is determined by HMRC in whole or part consideration for a taxable supply then:

13.5.1
if and to the extent that such VAT is not recoverable by the Company by repayment or credit, no additional amount shall be paid in respect of VAT and the Compensatory Payment shall be VAT inclusive; and/or

13.5.2
if and to the extent that such VAT is recoverable by the Company by repayment or credit, the amount of the Compensatory Payment shall be increased to take account of such recoverable VAT, such that the total amount of the Compensatory Payment paid to the Acquirer (including the amount in respect of VAT), less the amount of such repayment or credit, is equal to the amount that the Compensatory Payment would have been in the absence of such VAT.

13.6
Such adjusting payment as may be required by the Company to give effect to Clause 13.4 above shall be made five (5) Business Days after the date on which the determination by HMRC has been communicated by the Acquirer to the Company (together with the provision by the Acquirer of a valid VAT invoice).

14.	FEES, COSTS, PAYMENTS AND TRANSFER TAXES

14.1
Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by any party of the terms of this Agreement), each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in this Agreement.

14.2
Notwithstanding any other provision of this Agreement, all Tax Returns with respect to any excise, sales, use, transfer (including real property transfer), Stamp Duty, documentary, filing, recordation and other similar taxes arising directly or indirectly from the entry into this Agreement or the Acquisition (“Transfer Taxes”) shall be timely filed by the party responsible for such filing under applicable Law or, in the case of Stamp Duty and stamp duty reserve tax (other than Stamp Duty or stamp duty reserve tax resulting from the issue or transfer of Company Shares to a participant in a Company Share Plan in settlement of an Award), by the Acquirers (provided that the parties shall cooperate in the preparation and filing of any Tax Returns with respect to the Transfer Taxes, including by promptly supplying any information in their possession that is reasonably necessary for the preparation and timely filing of such Tax Returns or the payment of any amounts pursuant to this Clause 14.2).  All Stamp Duty and stamp duty reserve tax (and all reasonable out-of-pocket costs for the preparation of such Tax Returns) shall be borne by the Acquirers, other than Stamp Duty or stamp duty reserve tax resulting from the issue or transfer of Company Shares to a participant in a Company Share Plan in settlement of an Award.  Save in respect of Stamp Duty and stamp duty reserve tax, other than Stamp Duty or stamp duty reserve tax resulting from the issue or transfer of Company Shares to a participant in a Company Share Plan in settlement of an Award, where all such Stamp Duty and stamp duty reserve tax (and all reasonable out-of-pocket costs for the preparation of related Tax Returns) shall be borne by the Acquirers, Transfer Taxes shall be borne by the party responsible for filing the relevant Tax Returns.

15.	REMEDIES AND WAIVERS

15.1
No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

15.2	No waiver of any right, power or remedy provided by Law or under this Agreement shall have effect unless given by notice in writing and executed by or on behalf of each of the parties.

15.3
The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

15.4	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

15.5
Without prejudice to any other rights and remedies which a party may have, each party (each being, as applicable, for the purposes of this Clause 15 the “undertaking party”) acknowledges and agrees that the other party would be materially harmed by a breach of any of the provisions of this Agreement and that damages alone would not be an adequate remedy for any such breach.  Accordingly, the undertaking party acknowledges that the other party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement by a party of its rights under this Agreement.

15.6
This Agreement may be executed in any number of counterparts, and by or on behalf of the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.  Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

16.	INVALIDITY

16.1
If any provision of this Agreement is held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

16.2
If this Agreement would require a party to do or omit to do anything that would be contrary to the Act or applicable Law, then the parties shall endeavour to comply with this Agreement in a manner that is not contrary to the Act or applicable Law as the case may be, but if that is impossible then the relevant provision of this Agreement shall, to that extent, be of no force or effect.

17.	NOTICES

17.1
Notices under this Agreement shall be given in writing by personal delivery, international courier or email transmission (with a copy despatched by personal delivery or international courier) and shall be effective when received.  Notices shall be given as follows:

17.1.1	if to the Company:

For the attention of:	Oxford Immunotec Global PLC

Address:	94C Innovation Drive, Milton Park

Abingdon, Oxfordshire OX14 4RZ, U.K.

Attention:	Peter Wrighton-Smith, Chief Executive Officer

Janet Kidd, General Counsel and Company Secretary

Email:	[***]

[***]

Copied to (but shall not constitute notice to the Company):

Attention:	James Gubbins

Address:	Covington & Burling LLP

265 Strand

London WC2R 1BH

United Kingdom

Email:	[***]

Attention:	Jack S. Bodner

Address:	Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

United States

Email:	[***]

17.1.2	if to Bidder or Bidco:

For the attention of:	PerkinElmer, Inc.

Address:	940 Winter Street

Waltham, Massachusetts 02451

Attention:	General Counsel

Email:	[***]

Copied to (but shall not constitute notice to Bidder or Bidco):

Attention:	Hal J. Leibowitz and

Christopher D. Barnstable-Brown

Address:	Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Email:	[***]

[***]

Attention:	Tom Brassington

Address:	Hogan Lovells International LLP

Atlantic House

Holborn Viaduct

London EC1A 2FG

Email:	[***]

or to such other address or email (as applicable) as may from time to time be notified in writing by the recipient to each other party as being the recipient’s address or email (as applicable) for notice.

17.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

17.2.1	if personally delivered, at the time of delivery;

17.2.2	if sent by international courier, at the time that delivery at the address referred to in Clause 17.1 is acknowledged to the relevant international courier; or

17.2.3
if sent by email transmission, upon the earlier of (a) written confirmation of receipt by the intended recipient or (b) one (1) Business Day following receipt by the sender of a written (including electronic) transmission report or confirmation (or other appropriate documentary evidence) that the email has been transmitted to and received in full by the addressee.

18.	ENTIRE AGREEMENT; SEVERANCE

18.1
The Transaction Documents, together with the Irrevocable Undertakings, constitute the whole and only agreement among the parties relating to the subject matter hereof and thereof and supersede any previous agreement whether written or oral among the parties in relation to the subject matter hereof and thereof.

18.2
If any provision of this Agreement is declared by any legal or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect.

19.	GENERAL; NO THIRD PARTY RIGHTS

19.1	Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity among any of the parties.

19.2
No amendment, variation, change or addition to this Agreement shall be effective or binding on any party unless made in writing and executed by or on behalf of each of the parties.  No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and executed by or on behalf of the party waiving such provision.

19.3
This Agreement is personal to the parties and no party shall assign, transfer or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other parties.  Notwithstanding the foregoing, each of the Acquirers may, upon written notice to the Company, assign to an Affiliate controlled by the Acquirers its rights, interests and obligations under this Agreement of such party; provided that no such assignment shall (a) relieve either of the Acquirers of their respective obligations hereunder or (b) adversely impact in any respect the Company or its rights hereunder or materially impede or delay in any way the Acquisition.

19.4
The parties do not intend that any term of this Agreement should be enforceable by any person who is not a party to this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

20.	GOVERNING LAW

20.1
This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

20.2
Each of the parties agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any claim, legal action, proceedings, dispute or matter of difference which may arise out of or in connection with this Agreement (including claims for set-off or counterclaim) or the legal relationships established by this Agreement, whether contractual or non-contractual (“Proceedings”).

20.3
Each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to any Proceedings in such courts or on the grounds of venue or on the grounds that such Proceedings have been brought in an inappropriate forum.

20.4	Each of the parties agrees that a judgment against it in the courts of England and Wales may be enforced against it in any other jurisdiction in accordance with the laws of that jurisdiction.

21.	AGENTS FOR SERVICE OF PROCESS

21.1
Bidder shall at all times maintain an agent for service of process in England.  Bidder irrevocably appoints Bidco (such entity or any replacement agent appointed pursuant to Clause 21.3, “Agent”) as its agent for such purpose.

21.2
Without prejudice to any other permitted mode of service, each party agrees that service of any claim form, notice or other document for the purpose of any Proceedings begun in England shall be duly served upon it if served on the Agent in any manner permitted by the UK Civil Procedure Rules, whether or not it is forwarded to the party.

21.3
If for any reason the Agent appointed by any party at any time ceases to act as such, the party shall promptly appoint another such agent and promptly notify the other parties of the appointment and the new agent’s name and address in accordance with Clause 17.  If the party concerned does not make such an appointment within seven (7) Business Days of such cessation, then any other party may make such appointment on behalf of, and at the expense of, such defaulting party and if it does so shall promptly notify the other parties of the new agent’s name and address in accordance with Clause 17.

22.

Bidder shall ensure that Bidco duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Bidco under this Agreement, and Bidder shall be jointly and severally liable with Bidco for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

23.	NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

None of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered by any person pursuant to this Agreement shall survive the Acquisition.  Except in the case of fraud, following the consummation of the Acquisition in accordance with this Agreement, none of Bidder, Bidco or any of their Affiliates shall be permitted to make any claims for breach by the Company of any of its representations, warranties, covenants or obligations under this Agreement, including any claim that such breach resulted in a failure of a condition to consummate the Acquisition or excuses performance by Bidder or Bidco of any of their respective obligations hereunder.

[Remainder of Page Intentionally Left Blank]

AS WITNESS WHEREOF this Agreement has been executed and delivered as a deed on the date which first appears above.

Executed and delivered as a DEED by OXFORD IMMUNOTEC GLOBAL PLC acting by a director and the company secretary:	) ) )
/s/ Peter Wrighton-Smith
Peter Wrighton-Smith, Director

/s/ Janet Kidd
Janet Kidd, Company Secretary

Executed as a deed by PerkinElmer, Inc. acting by Joel Goldberg who, in accordance with the laws of the United States, is acting under the authority of PerkinElmer, Inc.	) ) ) )	/s/ Joel Goldberg
Authorised signatory

Executed as a deed by PerkinElmer (UK) Holdings Limited acting by John L. Healy, a director and Joel Goldberg, a director	) ) ) )	/s/ John L. Healy
Director

/s/ Joel Goldberg
Director